Follow-Up Materials

06013167

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Suzano Petroquimica S.A.

*CURRENT ADDRESS

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34667 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dw

DAT : 5/8/06

82-34667

Suzano Petroquímica S.A.

Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

AR/S
12-31-05

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have audited the accompanying consolidated balance sheets of Suzano Petroquímica S.A. (the "Company") and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. We did not audit the financial statements of Rio Polímeros S.A., a jointly-controlled subsidiary, whose statements reflect proportionally consolidated assets constituting 34.7% and 44.9%, respectively, of consolidated total assets as of December 31, 2005 and 2004. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the proportionally consolidated amounts included in the financial statements and explanatory notes for Rio Polímeros S.A., is based solely on the report of such other auditors.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our audits and the report of other independent auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Suzano Petroquímica S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in shareholders' equity, and changes in their financial position for the years then ended in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The consolidated statements of cash flows for the years ended December 31, 2005 and 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements prepared in accordance with Brazilian accounting practices. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion and the report of the other independent auditors, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

5. As mentioned in Note 25 to the Company's financial statements, the Company acquired the remaining capital stock (50%) of Polibrasil Participações S.A. ("Polibrasil") and began to consolidate Polibrasil on September 1, 2005. The Company has presented the "pro forma" balance sheets and statements of income in Note 25, which presents the Company's financial position and results of operations as if Polibrasil had been acquired and merged as from January 1, 2004 ("pro forma financial information"). The "pro forma" financial information is presented for purposes of additional analysis and comparability and is not a required part of the basic financial statement disclosures prepared in accordance with Brazilian accounting practices. Note 25 describes the assumptions and resulting "pro forma" adjustments used to prepare the "pro forma" financial information. The "pro forma" financial information has been subject to the same audit procedures mentioned in paragraph 2. In our opinion, based on our audits and on the report of other independent auditors, except for the omission of "pro forma" adjustments that would reflect the full participation on income, the finance costs that would have been incurred and the goodwill amortization, all retroactively computed to January 1, 2004, this "pro forma" financial information presents fairly, in all material respects, the consolidated "pro forma" financial position as of December 31, 2005 and 2004, and the related "pro forma" results of operations for the years then ended, in accordance with Brazilian accounting practices.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America. The Company has presented the nature and effect of such differences in Note 26 to the financial statements.

São Paulo, March 9, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugênio Leitão Filho
Engagement Partner

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

ASSETS	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	215,729	171,871
Marketable securities	34,779	-
Trade accounts receivable	214,312	178,858
Inventories	292,429	141,275
Recoverable taxes	69,360	28,306
Deferred income taxes	17,241	5,515
Other credits	30,781	16,611
Prepaid expenses	5,132	3,545
Total current assets	879,763	545,981
LONG-TERM ASSETS		
Deferred income taxes	46,558	18,518
Recoverable taxes	141,292	99,612
Judicial deposits	3,029	2,661
Trade accounts receivable	13,024	4,236
Other credits	32,293	2,101
Related parties	-	1,038
Total long-term assets	236,196	128,166
PERMANENT ASSETS		
Investments	71,083	69,421
Property, plant and equipment	1,443,495	1,186,603
Deferred charges	660,620	96,129
Total permanent assets	2,175,198	1,352,153
TOTAL ASSETS	3,291,157	2,026,300

LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004
CURRENT LIABILITIES		
Payables to suppliers	207,755	58,139
Loans	591,269	128,493
Securitization fund liabilities	23,747	22,431
Taxes other than income tax	15,268	16,457
Salaries and payroll charges	23,309	8,850
Customer advances	31,743	-
Related parties	282	8,868
Dividends payable	5,586	28,230
Other accounts payable	45,752	21,284
Income taxes	-	5,556
Total current liabilities	944,711	298,308
LONG-TERM DEBT		
Payables to suppliers	14,044	-
Loans	1,211,261	597,705
Deferred income taxes	1,412	1,448
Provision for contingencies	20,364	69,514
Related parties	-	13,007
Taxes other than income taxes	55,871	45,546
Swap contracts	3,946	-
Provision for pension plans	4,476	4,609
Other accounts payable	21,728	675
Total long-term debt	1,333,102	732,504
DEFERRED INCOME	45,318	31,323
MINORITY INTEREST	1,472	8,503
SHAREHOLDERS' EQUITY		
Capital stock	826,283	826,283
Revaluation reserves	-	2,489
Income reserves	140,271	126,890
Total shareholders' equity	966,554	955,662
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,291,157	2,026,300

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais, except for earnings per share)

	2005	2004
GROSS OPERATING REVENUES	2,459,782	2,074,611
Taxes on sales and other sales deductions	(543,113)	(464,494)
NET SALES	1,916,669	1,610,117
Cost of sales	(1,619,298)	(1,268,629)
GROSS PROFIT	297,371	341,488
OPERATING (EXPENSES) REVENUES		
Selling expenses	(136,110)	(98,204)
General and administrative expenses	(65,241)	(54,387)
Financial expenses	(86,751)	(44,006)
Financial income	18,645	16,181
Goodwill amortization	(19,462)	(2,513)
Other operating revenues (expenses)	4,039	(2,018)
OPERATING INCOME	12,491	156,541
Nonoperating revenues (expenses)	(2,703)	256
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	9,788	156,797
Current income and social contribution taxes	(25,754)	(50,844)
Deferred income and social contribution taxes	31,854	4,314
INCOME BEFORE MINORITY INTEREST	15,888	110,267
Minority interest	(644)	(1,203)
NET INCOME	15,244	109,064
EARNINGS PER SHARE - R$	0.07	0.48
NUMBER OF SHARES AT YEAR END	226,695,380	226,695,380

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

			Income reserves			
	Capital stock	Revaluation reserves	Legal	Special statutory	Retained earnings	Total
BALANCES DECEMBER 31, 2003	794,383	2,513	3,992	55,935	-	856,823
Capital subscription	31,900	-	-	-	-	31,900
Realization of revaluation reserve of jointly-controlled subsidiary	-	(24)	-	24	-	-
Net income	-	-	-	-	109,064	109,064
Interim dividends	-	-	-	-	(14,015)	(14,015)
Proposed dividends	-	-	-	-	(28,110)	(28,110)
Transfer to reserves	-	-	5,453	61,486	(66,939)	-
BALANCES DECEMBER 31, 2004	826,283	2,489	9,445	117,445	-	955,662
Realization of revaluation reserve of jointly-controlled subsidiary	-	(2,489)	-	-	2,489	-
Net income	-	-	-	-	15,244	15,244
Proposed dividends	-	-	-	-	(4,352)	(4,352)
Transfer to reserves	-	-	762	12,619	(13,381)	-
BALANCES DECEMBER 31, 2005	826,283	-	10,207	130,064	-	966,554

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	2005	2004
SOURCES OF FUNDS		
From operations:		
Net income	15,244	109,064
Minority interest on income	644	1,203
Expenses (revenues) that do not affect working capital:		
Depreciation and amortization	68,151	54,002
Net book value of property, plant and equipment disposals	99,843	1,814
Deferred income taxes	(35,890)	(3,583)
Provision for losses with ICMS tax - long term	2,115	3,713
Write-off of ICMS tax credits	-	3,657
Provision for contingencies - long term	(3,197)	20,726
Goodwill amortization	19,762	2,513
Loss on dilution of participation in investees	3,789	-
Long-term interest charges, monetary variation and exchange losses (gains)	(27,922)	19,807
Other	(232)	(1,578)
Funds from operations	142,307	211,338
Sources from shareholders-		
Capital subscription	-	31,900
Other sources:		
New long-term loans	602,986	95,562
Increase of long-term debt	54,047	30,337
Decrease of long-term assets	47,017	-
Reduction of working capital resulting from consolidation of companies	111,715	-
Transfer of investments to current assets	34,778	-
Other	2,881	-
Total sources	995,731	369,137
APPLICATIONS OF FUNDS		
In permanent assets:		
Additions to permanent investments	271,324	2,644
Acquisition of stock from minority shareholders	-	1,960
Additions to property, plant and equipment	126,908	127,089
Additions to deferred charges	147,316	31,110
	545,548	162,803
In long-term assets	145,042	69,294
Dividends - proposed and paid	4,352	42,125
Dividends of minority shareholders	951	47
Treasury stock	6,582	-
Decrease of long-term debt	187,202	141,536
Goodwill in acquisition of investments	418,460	-
Other	215	-
Total applications	1,308,352	415,805
DECREASE IN WORKING CAPITAL	(312,621)	(46,668)
Variation in current assets	340,364	(11,431)
Variation in current liabilities	652,985	35,237
DECREASE IN WORKING CAPITAL	(312,621)	(46,668)

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	15,244	109,064
Minority interest on income	644	1,203
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation and amortization	68,151	54,002
Disposal of permanent assets	36,279	1,814
Goodwill amortization	19,762	2,513
Loss from dilution of participation in investees	3,789	-
Interest charges, monetary variations and foreign exchange losses (gains), net	(2,497)	8,338
Provision for contingencies and other	614	20,726
Deferred income taxes	(34,283)	(5,791)
Provision for losses with ICMS tax credits	2,115	3,713
Write-off of ICMS tax credits	-	3,657
Other	874	604
Changes in assets and liabilities:		
Decrease (increase) in trade accounts receivable	117,730	(22,050)
Decrease in inventories	(42,195)	(33,209)
Decrease (increase) in recoverable taxes	10,980	(39,315)
Decrease in other current and long-term assets	(290,824)	(17,290)
Increase (decrease) in payables to suppliers	95,736	(32,656)
Increase (decrease) in other current and long-term liabilities	(22,356)	54,984
Cash flows from operating activities	(20,237)	110,307
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment	65,747	-
Acquisitions, net of cash acquired (including goodwill)	(690,020)	(2,644)
Acquisition of minority interests	-	(1,909)
Additions to property, plant and equipment	(119,820)	(127,089)
Additions to deferred charges	(125,095)	(31,110)
Cash flows used in investing activities	(869,188)	(162,752)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of dividends	(28,092)	(21,007)
Dividends to minority shareholders	-	(47)
Proceeds from new loans	1,770,153	170,592
Payments of loans	(808,778)	(181,209)
Capital subscription	-	31,900
Cash flows from financing activities	933,283	229
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	43,858	(52,216)
Cash and cash equivalents at the beginning of the year	171,871	224,087
Cash and cash equivalents at the end of the year	215,729	171,871

The acquisition of technology rights from Basell in September 2005 (R$22,222) did not involve disbursing funds.

The Company disbursed during the year ended December 31, 2005 R$58,519 to pay for interest on loans and R$25,018 for obligations for income and social contribution taxes.

The accompanying notes are an integral part of the financial statements.

(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

Up to November 30, 2005, the Company was a holding company which held certain investments in jointly-controlled companies. The Company began to have its own operations after the acquisitions described in Note 2 below.

The Company holds investments in the following jointly-controlled subsidiaries:

Politeno Indústria e Comércio S.A. ("Politeno")

Production of polyethylene used for production of plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

Production of polyethylene for industrial use from the cracking of natural gas. Rio Polímeros commenced polyethylene production in the preoperating phase in November 2005. Rio Polímeros' management estimates that this preoperating phase will be completed during the first quarter of 2006. Rio Polímeros has completed its premarketing operations, which includes purchasing and resale of polyethylene manufactured by third parties, the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant.

2. CHANGE IN OPERATIONS AND CORPORATE STRUCTURE

On September 1, 2005, the Company acquired all capital stock of Brasil Poliolefinas Ltda. from Basell International Holdings BV ("Basell"). Brasil Poliolefinas Ltda.'s sole asset was 50% of the capital stock of Polibrasil Participações S.A. ("Polibrasil"). As a result of this acquisition, the Company held 100% of the capital stock of Polibrasil, which in turn held 98.1% of the capital stock of Polipropileno S.A., which in turn owns 100% of the capital stock of Polibrasil Resinas S.A., an operating company with total annual production capacity of 625,000 tons of polypropylene and 25,000 tons of polypropylene compounds.

Simultaneously, Polibrasil spun-off to Basell, its polypropylene compound business ("Norcom") previously operated by Polibrasil Resinas S.A. The operations of Polibrasil were consolidated by the Company as from September 1, 2005.

The price of the acquisition of Basell Brasil Poliolefinas Ltda., subsequently renamed Suzano Poliolefinas Ltda., amounted to R$668,493, generating goodwill of R$418,460. Simultaneously, Basell paid R$54,862 for Norcom, resulting in a gain of sale of R$264.

On September 30, 2005, the indirect subsidiaries Suzano Poliolefinas Ltda. and Polibrasil Participações S.A. were merged into the direct subsidiary Suzano Química Ltda., which became direct shareholder of Polipropileno S.A.

On November 29, 2005, the subsidiary Suzano Química Ltda. acquired an additional 1.38% of Polipropileno S.A. for R$17,927 in a public offering, generating goodwill of R$10,320. Polipropileno S.A. then redeemed its remaining capital stock by means of a deposit of R$6,582 to make future liquidation payments to the remaining minority shareholders that did not participate in the public offering. As a result, Suzano Química Ltda. became the owner of 100% of the capital stock of Polipropileno S.A.

On November 30, 2005, Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into the Company, which became an operating company, a manufacturer of polypropylene.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Exchange Commission (CVM).

The Company's consolidated financial statements as of December 31, 2005, which reflect the 100% ownership interest in the Polibrasil companies, are not comparable to the financial statements as of and for the year ended December 31, 2004, which reflected the 50% ownership of that jointly-controlled subsidiary. Note 25 includes a "pro forma" balance sheet as of December 31, 2004 and "pro forma" statements of income for the years ended December 31, 2005 and 2004 as if Polibrasil had been consolidated by the Company as from January 1, 2004.

Certain reclassifications have been made to the Company's financial statements as of and for the year ended December 31, 2004 to conform to the 2005 presentation. The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, based on accounting practices generally adopted in Brazil. Certain reclassifications, modifications, and changes in terminology have been made, in order to conform more closely to reporting practices prevailing pursuant to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments. The Company reviews estimates and assumptions regularly. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

4. DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses

The result of operations is determined based on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Marketable securities

Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts

Determined by means of the analysis of historic losses, assessment of balances with realization risks, specific risks of the portfolio, past experience and negotiations in process.

g) Inventories

Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal the utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

h) Investments

Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. Capital stock in companies which have been destined for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's accounting practices, records adjustments to conform these practices.

i) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13).

j) Deferred charges

Expenditures incurred during preoperating phase are recorded at cost and deferred and amortized after the start-up for ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, and is being amortized over a period of seven to ten years.

k) Scheduled shutdown of plants

Costs incurred as a result of scheduled shutdown of plants for maintenance purposes are charged to income currently.

l) Income and social contribution taxes

Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion.

n) Negative goodwill

Related to unamortized negative goodwill from acquisitions. Negative goodwill is amortized only in the event that the investment is sold or written off.

o) Foreign subsidiary's currency translation method

Financial statements of foreign subsidiaries have been translated into local currency under the current rate method, i.e., assets, liabilities and shareholders' equity at the exchange rate in force at the balance sheet date and statement of income elements at the yearly average exchange rate. The effects from the changes in exchange rates on the opening equity and from the use of the average exchange rate to translate statement of income elements are recognized on income currently.

p) Interest on capital

Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

q) Pension plan contributions

Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries.

r) Financial instruments - derivatives

Derivative contracts are accounted at period end using their respective settlement values. Gains and losses earned or incurred as from these instruments are recognized as revenues and expenses currently.

5. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

	2005		2004	
	Voting %	Total %	Voting %	Total %
Suzano Química Ltda.	(b)	(b)	100.00	100.00
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Polibrasil Participações S.A.	(a)	(a)	50.00	50.00
Polipropileno S.A.	(b)	(b)	98.38	98.11
Polibrasil Resinas S.A.	(b)	(b)	100.00	100.00
Polibrasil Compostos S.A.	(b)	(b)	100.00	100.00
Norcom Compostos Termoplásticos do NE S.A.	(c)	(c)	100.00	100.00
Polipropileno Participações S.A.	96.46	93.40	89.06	86.59
Petroflex Indústria e Comércio S.A.	20.14	20.12	20.14	20.12
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Politeno Indústria e Comércio S.A.	35.00	33.89	35.00	33.89
Politeno Empreendimentos Ltda.	99.99	99.99	99.99	99.99

(a) Company merged into Suzano Química Ltda. as of September 30, 2005.

(b) Companies merged into Suzano Petroquímica S.A. as of November 30, 2005.

(c) Company alienated to Basell as of September 1, 2005.

Description of the main consolidation procedures:

Elimination of assets and liabilities between consolidated companies.

Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.

Elimination of income, expenses and unrealized income from intercompany transactions.

Segregation of minority interests from equity and results of operations.

The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).

The financial position as of December 31, 2005 and 2004 of the Securitization Fund (FIDC) formed by receivables of the jointly-controlled subsidiary Petroflex was consolidated into the Company according to its share on the subsidiary's capital. The amount of subordinated shares owned by the jointly-controlled subsidiary was eliminated against the total equity of the FIDC, the net amount of which was classified as a current liability with FIDC investors. The balance sheet as of December 31, 2004 was restated to reflect the change in accounting practice of consolidation of the receivables' FIDC.

6. CASH AND CASH EQUIVALENTS

	2005	2004
Petty cash	14	-
Bank accounts	177,649	34,885
Temporary cash investments	38,066	136,986
	215,729	171,871

7. TRADE ACCOUNTS RECEIVABLE

	2005	2004
Domestic clients	383,082	293,574
Foreign clients	86,441	87,779
	469,523	381,353
Discounted receivables	(37,462)	(73,655)
Vendor operations (*)	(189,642)	(108,192)
Allowance for doubtful accounts	(15,083)	(16,412)
	227,336	183,094
Receivables classified under current assets	214,312	178,858
Receivables classified under long-term assets	13,024	4,236

(*) Vendor operations have been contracted with financial institutions according to limits defined by the Company, which guarantees payment by the corresponding client (principal and financial charges). As of December 31, 2005, R$5,015 of total vendor operations were past due.

The summary of aging of accounts receivable is as follows:

	2005	2004
Current accounts:		
From 1 to 30 days	176,183	150,956
From 31 to 60 days	150,906	118,404
From 61 to 90 days	54,210	45,832
From 91 to 360 days	38,624	22,028
More than 360 days	1,918	4,236
	421,841	341,456
Past-due accounts:		
From 1 to 30 days	22,066	12,533
From 31 to 60 days	4,072	5,537
From 61 to 90 days	1,886	1,637
From 91 to 360 days	5,869	11,332
More than 360 days	13,789	8,858
	47,682	39,897
	469,523	381,353

8. INVENTORIES

	Consolidated 2005	2004
Finished products	188,530	86,066
Work in progress	10,958	883
Raw materials	61,536	38,442
Auxiliary materials and other	13,615	6,179
Maintenance materials	21,068	10,674
Provision for losses in inventories	(3,278)	(969)
	292,429	141,275

9. RECOVERABLE TAXES

	2005	2004
Recoverable income and social contribution taxes	13,365	6,047
Recoverable ICMS tax	193,039	125,658
Provision for losses on ICMS tax credits	(9,140)	(7,090)
Other	13,388	3,303
	210,652	127,918
Amount classified under current assets	69,360	28,306
Amount classified under long-term assets	141,292	99,612

The Company and its jointly-controlled subsidiaries have accumulated ICMS tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below. The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations.

<u>Company</u>

Plant located in Duque de Caxias - RJ

Deferral (exemption) of payment of ICMS on purchases of raw materials performed within the State of Rio de Janeiro, in the importation of materials and merchandise destined to manufacturing and in the importation of machinery, equipment, spare parts and accessories for machinery and equipment. As a result, there are no new credits on these acquisitions, permitting the realization of existing credits.

Plant located in Camaçari - BA

1) Deferral (exemption) of payment of ICMS on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, there are no new credits on these acquisitions, permitting the realization of existing credits.

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program).

3) Negotiations with the tax authorities of the State of Bahia for the transfer of R$30 million of tax credits to third parties, with a maximum discount estimated in 10%.

4) Transfer of exportation of products manufactured in the Camaçari plant to the plant in Duque de Caxias.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used for the payment of raw material purchases without any discount.

2) Negotiation of a special tax regime for appropriation and automatic transfer of export tax credits by means of insurance (Fast-Track).

3) Negotiation of tax incentive project for the plastic industry chain, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of credits resultant from the inter-state sales.

Jointly-controlled subsidiaries

Politeno

The Company's participation on the total ICMS tax credits of this jointly controlled subsidiary amounts to R$45,471 as of December 31, 2005 (R$39,393 in 2004). The management of Politeno has been applying efforts aimed at the realization of these credits, as well as measures to reduce the future of new credits. The alienation to third parties of a portion of these credits was already formalized, and is pending of approval by the State tax authorities. In this regard, during 2005, Politeno was able to complete sales of tax credits amounting to R$2,750 (R$673 in 2004).

In the case of Politeno, negotiations have been conducted with the State tax authorities to realize the remaining balances of credits, aimed at identifying alternative courses of action such as authorization by that agency to permit using the credits in the acquisition of raw materials, extension of deferral of ICMS obligations established in the Bahiaplast Program and the use of credits to pay for the indirect importation of petrochemical naphtha.

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros (20%) amounts to R$51,247 (R$46,098 in 2004), reflecting the long-term obligation, based on current legislation, from the ICMS on the importation of equipment and spare parts for the setting up of the plant.

The Company and the jointly controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax assets

Deferred income tax assets of the Company, its subsidiaries and jointly controlled subsidiaries included in the financial statements arise from temporary differences and tax losses.

On December 31, 2005, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$120,603 and tax losses for purposes of social contribution tax amounting to R$135,451.

The composition of deferred income tax assets is as follows:

	2005				
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A.	Total
Current:					
Tax losses	12,488	-	35	-	12,523
Temporary differences	4,095	-	623	-	4,718
	16,583	-	658	-	17,241
Long term:					
Tax losses	29,830	984	-	-	30,814
Temporary differences	9,068	-	3,501	3,175	15,744
	38,898	984	3,501	3,175	46,558

	2004					
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A.	Polibrasil Participações S.A.	Total
Current:						
Tax losses	-	-	35	-	3,240	3,275
Temporary differences	579	-	1,661	-	-	2,240
	579	-	1,696	-	3,240	5,515
Long term:						
Tax losses	-	106	-	-	-	106
Temporary differences	187	-	6,344	2,313	9,568	18,412
	187	106	6,344	2,313	9,568	18,518

After the merger of Polibrasil Participações S.A. and subsidiaries into the Company, deferred income taxes of these companies that had been previously recognized were written off as the ability to use the subject tax losses was eliminated with the merger. On the other hand, the Company recorded deferred income taxes on its own tax losses, that had not been recognized before because as a pure holding company it could not earn taxable income, becoming an operating company it is now able to generate taxable income.

The Company's management and the management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

b) Income tax expense reconciliation

Income and social contribution taxes at nominal rates are reconciled to the amount reported as income tax expense in these financial statements, as follows:

	2005	2004
Income before income taxes	9,788	156,797
Unrecognized tax credits of certain companies	1,436	23,798
	11,224	180,595
Combined income and social contribution tax rate	34%	34%
Income taxes at the combined rate	3,816	61,402
Exchange rate changes on foreign investments	1,900	1,892
ADENE tax incentives	(7,073)	(12,989)
Amortization of goodwill	3,242	627
Interest on capital to shareholders (collected and paid)	-	(1,069)
Tax credits on tax losses from prior years	(9,575)	-
Write-off of tax credit of merged subsidiaries	4,523	-
Tax credits on temporary differences from prior years	(2,774)	-
Other permanent additions (exclusions)	(159)	(3,333)
Total income tax credit (expense)	(6,100)	46,530
Current income taxes	25,754	50,844
Deferred income taxes	(31,854)	(4,314)
	(6,100)	46,530

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

The jointly-controlled subsidiary Politeno Indústria e Comércio S.A., whose entire operations are also located in Camaçari - BA, is exempted from corporate income tax on the operating profit arising from the production of conventional and linear polyethylene up to fiscal year 2006.

11. INVESTMENTS

	2005	2004
Petroquímica União S.A. (*)	33,385	33,385
Nordeste Química S.A. - Norquisa	63,427	63,391
Provision for losses	(30,596)	(32,620)
Other	4,867	5,265
	71,083	69,421

(*) This investment in the consolidated balance sheet as of December 31, 2004 corresponded to the proportional consolidation of 50% of capital stock of Petroquímica União S.A. ("PQU") owned by Polibrasil (3,381,710 common shares and 3,381,711 preferred shares). As of December 7, 2005, the Board of Directors authorized the Company to sell the preferred shares of PQU in 2006, depending on market conditions. Consequently, these shares are classified as current assets as of December 31, 2005, in accordance with the Company's bylaws. The balance remaining in long-term assets as of December 31, 2005 corresponds to the common shares.

The balance sheets and statements of income of the subsidiaries and proportionally consolidated subsidiaries as of and for the years ended December 31, 2005 and 2004 used in the consolidation are presented below (total amounts, without considering the Company's proportional interest).

	Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.		Polipropileno Participações S.A.		Politeno Indústria e Comércio S.A.	
	Preoperating		Consolidated		Company		Company		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
ASSETS										
Current assets	157,321	78,627	499,468	591,250	888	81,230	512	584	294,271	303,379
Cash and cash equivalents	41,829	22,498	58,310	201,585	888	81,230	180	308	13,665	13,083
Trade accounts receivable	25,202	20,583	186,913	226,673	-	-	-	-	178,291	199,768
Inventory	64,360	25,304	182,188	130,842	-	-	-	-	74,950	70,501
Tax credits	16,003	8,440	63,244	22,751	-	-	332	276	7,357	4,012
Other assets	9,927	1,802	8,813	9,399	-	-	-	-	20,008	16,015
Long-term assets	150,360	138,110	29,121	35,719	-	-	-	-	164,016	144,394
Tax credits	148,739	136,957	25,877	32,922	-	-	-	-	148,287	121,117
Other assets	1,621	1,153	3,244	2,797	-	-	-	-	15,729	23,277
Permanent assets	3,117,985	2,515,413	419,017	365,438	-	-	24,827	24,827	194,832	195,006
Investments	-	-	2,225	4,225	-	-	24,827	24,827	53,607	53,605
Fixed assets	2,517,354	2,282,365	416,792	361,213	-	-	-	-	137,066	137,574
Deferred assets	600,631	233,048	-	-	-	-	-	-	4,159	3,827
TOTAL ASSETS	3,425,666	2,732,150	947,606	992,407	888	81,230	25,339	25,411	653,119	642,779

	Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.		Polipropileno Participações S.A.		Politeno Indústria e Comércio S.A.	
	Preoperating		Consolidated		Company		Company		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
LIABILITIES AND EQUITY										
Current liabilities	266,560	76,875	462,162	379,288	-	-	-	1	148,935	155,886
Loans	146,411	43,272	156,233	51,328	-	-	-	-	68,290	51,393
Other liabilities	120,149	33,603	305,929	327,960	-	-	-	1	80,645	104,493
Long-term liabilities	1,703,699	1,535,740	159,108	357,808	-	-	3,030	2,680	10,999	32,695
Loans	1,515,779	1,399,102	81,111	41,699	-	-	3,030	2,680	5,237	28,202
Other liabilities	187,920	136,638	77,997	316,109	-	-	-	-	5,762	4,493
	-	-	-	-	-	-	-	-	1	1
SHAREHOLDERS' EQUITY	1,455,407	1,119,535	326,336	255,311	888	81,230	22,309	22,730	493,184	454,197
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,425,666	2,732,150	947,606	992,407	888	81,230	25,339	25,411	653,119	642,779
INCOME STATEMENT										
Net revenue	97,358	148,606	1,373,204	1,305,961	-	-	-	-	1,169,853	1,119,386
Cost of goods sold	(94,329)	(133,355)	(1,089,226)	(1,043,662)	-	-	-	-	(950,300)	(866,073)
Gross profit	3,029	15,251	283,978	262,299	-	-	-	-	219,553	253,313
Operating expense	(11,117)	(13,344)	(119,765)	(96,108)	(22)	(89)	(116)	(138)	(116,470)	(107,524)
Interest income (expense)	154	130	(40,991)	(37,934)	885	2,767	(305)	(491)	(6,054)	(5,367)
Operating income	(7,934)	2,037	123,222	128,257	863	2,678	(421)	(629)	97,029	140,422
Nonoperating income	-	-	(1,503)	471	-	-	-	-	-	(11)
Income tax	2,633	(766)	(33,742)	(30,475)	-	-	-	-	(33,787)	(44,606)
Minority interest	-	-	-	-	-	-	-	-	(1)	(1)
NET INCOME (LOSS)	(5,301)	1,271	87,977	98,253	863	2,678	(421)	(629)	63,241	95,804

12. RELATED PARTIES

The balances and transactions with related parties are described below. There have been no relevant commercial transactions among the Company and subsidiaries and jointly-controlled subsidiaries and among subsidiaries.

	2005		2004			
	Liabilities	Transactions	Assets	Liabilities		Transactions
	Current	Revenue	Long-term	Current	Long-term	Revenue
	Accounts payable	(expense or purchases)	Accounts receivable	Accounts payable	Accounts payable	(expense or purchases)
Company with nonconsolidated related parties	282	(3,189)	1,038	214	-	(2,302)
From Suzano Química Ltda. with nonconsolidated parties	-	-	-	34	-	-
Jointly-controlled subsidiaries with nonconsolidated related parties						
Polibrasil Participações S.A. (*)	-	-	-	8,612	13,007	(385)
Politeno Indústria e Comércio S.A.	-	(368,771)	-	-	-	(329,695)
Petroflex Indústria e Comércio S.A.	-	(90,691)	-	8	-	(94,100)
	282	(462,651)	1,038	8,868	13,007	(426,482)

(*) This amount relates to a contract for the acquisition of technology "Spheripol" owned by Baselltech USA Inc., whose principal balance amounted to US$8,261 thousand on December 31, 2004 and accrues interest at 8% per year with annual payments up to 2008.

13. PROPERTY, PLANT AND EQUIPMENT

	Weighted yearly average depreciation rate - %	2005			2004		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	22,569	-	22,569	15,609	-	15,609
Buildings	4	95,525	(26,577)	68,948	47,141	(11,549)	35,592
Buildings	2.5	14,686	(2,596)	12,090	14,612	(2,201)	12,411
Buildings	5	21,809	(15,332)	6,477	21,750	(14,476)	7,274
Machinery and equipment	10	587,874	(243,240)	344,634	346,606	(109,643)	236,963
Machinery and equipment	5.7	66,917	(22,510)	44,407	53,860	(19,872)	33,988
Machinery and equipment	6.7	166,060	(133,830)	32,230	159,324	(128,319)	31,005
Furniture, fixture and installations	10	75,911	(46,903)	29,008	33,233	(22,623)	10,610
Vehicles	20	4,110	(2,759)	1,351	2,450	(1,320)	1,130
Leasehold improvements	50	327	(216)	111	286	(126)	160
Leasehold improvements	4.7	1,893	(909)	984	1,885	(889)	996
Computer hardware and other	20	22,160	(16,242)	5,918	12,898	(8,734)	4,164
Other items	10	11,184	(4,658)	6,526	4,141	(1,919)	2,222
Construction in progress	-	868,242	-	868,242	794,479	-	794,479
		1,959,267	(515,772)	1,443,495	1,508,274	(321,671)	1,186,603

In May 2001, Polibrasil Resinas S.A. ("Polibrasil") and Petróleo Brasileiro S.A. ("Petrobras") signed an agreement, whose values were denominated in U.S. dollars, for the leasing of a manufacturing unit that "splits" propane ("splitter"), which was built by Polibrasil on Petrobras' premises in Duque de Caxias - RJ. The contract provides for lease payments amounting to US$4,930 thousand per semester. In December 2005, Petrobras exercised a purchase option contained in the lease and acquired the splitter for R$65,747, resulting in a loss of R$13,909, which is classified as a nonoperating expense in the statement of income.

From the total balance of construction in progress, R$831,816 (R$755,587 in 2004) relate to the participation of the Company in the balance of investments made in the construction, assembly and engineering of the plant of Rio Polímeros, being conducted by ABB Lummus/Snamprogetti. The project involves the transfer of technology from Univation Technologies for the production of polyethylene and from ABB Lummus Global Technologies for the production of ethylene.

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

14. DEFERRED CHARGES

	Polibrasil Participações S.A.	Politeno Indústria e Comércio S.A.	Rio Polímeros S.A.	Suzano Petroquímica S.A.	Goodwill reclassified from investments	Total
Technology	-	-	-	75,785	-	75,785
Preoperating expenses	-	16,180	200,210	33,330	-	249,720
Goodwill	-	-	-	418,374	4,007	422,381
Other	-	5,666	-	42,211	-	47,877
Amortization	-	(20,426)		(114,717)	-	(135,143)
Net book value - 2005	-	1,420	200,210	454,983	4,007	660,620
Net book value - 2004	12,469	1,302	77,683	-	4,675	96,129

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant, with capacity of 300 thousand tons per year. This advanced production technology was licensed by Basell, a worldwide leader in the production of polypropylene.

Preoperating expenses

Suzano Petroquímica S.A.

Assets are related to the preoperating expenses of the merged company Polibrasil Participações S.A., which are almost fully amortized.

Rio Polímeros

These deferred charges refer principally to manufacturing costs incurred during the preoperating phase of the Rio Polímeros plant (R$86,530), construction of a water transportation system in partnership with Petrobras (R$23,643), and disbursements for payroll, services, taxes and other (R$90,037) incurred during the preoperating phase.

Goodwill

From the total balance of goodwill, R$403,142 (net of amortization of R$15,318) refers to the acquisition of Basell Brasil Poliolefinas Ltda. (see Note 2), which was computed based on the equity of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, and is being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of the acquired companies on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

15. LOANS

			2005		2004	
	Index or currency	Yearly interest rate - %	Current	Long term	Current	Long term
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	5	27,195	20,396	-	-
BNDES - privatization	TR	CDI + 6.50	6,382	-	6,490	6,220
Promissory notes	-	CD + 0.60	377,184	-	-	-
Export credit note - Banco Itaú (*)	-	CDI + 0.462	1,738	75,000	-	-
Export credit note - Banco Bradesco	-	105.50 CDI	3,945	96,000	-	-
Export credit note - Banco do Brasil	-	106 CDI	140	100,000	-	-
			416,584	291,396	6,490	6,220
In foreign currency:						
Advanced export - Banco ABN Amro Real	US$	Libor + 1.60	53	128,739	-	-
Export credit note - Banco Votorantim	US$	7.97	5,046	234,070	-	-
FINIMP (import funding)	US$	Libor + 3	57,656	-	-	-
Advanced export - Banco Santander	US$	Libor + 1.79	861	29,268	-	-
Advanced export - Banco Itaú	US$	Libor + 4.50	7,501	4,422	-	-
			71,117	396,499	-	-
			487,701	687,895	6,490	6,220

(*) In connection with this loan, the Company contracted a cross-currency swap to exchange this loan for a loan denominated in U.S. dollars plus nominal interest of 7.84% per year and effective cost of 6.80% per year. The objective of this transaction was to decrease the finance cost of the loan.

Subsidiaries	Index or currency	Yearly interest rate - %	2005 Current	2005 Long term	2004 Current	2004 Long term
Polibrasil Participações S.A.:						
Local currency:						
BNDES	TJLP	5	-	-	13,147	23,008
BNDES Exim	TJLP	4	-	-	7,511	-
Banco do Brasil - privatization	IGP-M	6.50	-	-	7,724	1,288
			-	-	28,382	24,296
Foreign currency:						
FMO	US$	Libor + 4.20	-	-	27,142	63,326
BNDES Exim	Currency basket	4	-	-	4,426	-
FINIMP (import funding)	US$	Libor + 3	-	-	11,091	-
Advanced export - Banco Santander	US$	Libor + 2.50	-	-	3,695	13,240
Advanced export - Banco Itaú	US$	Libor + 4.50	-	-	5,008	6,259
			-	-	51,362	82,825
			-	-	79,744	107,121
Rio Polímeros S.A.:						
Local currency:						
BNDES - Subcredit A	TJLP	5	16,347	161,105	4,070	131,604
BNDES - Subcredit B	TJLP	5	3,204	31,656	956	30,903
BNDES - Subcredit C	Currency basket	5	4,651	44,979	1,090	35,239
BNDES - Sub A	TJLP	4.50	638	5,471	-	-
BNDES - Sub B	US$	3	116	996	-	-
			24,956	244,207	6,116	197,746
Foreign currency:						
U.S. Exim Bank	US$	5.51	10,102	152,741	4,392	142,004
SACE	US$	5.51	13,746	108,312	3,916	126,618
			23,848	261,053	8,308	268,622
			48,804	505,260	14,424	466,368

Subsidiaries	Index or currency	Yearly interest rate - %	2005 Current	2005 Long term	2004 Current	2004 Long term
Petroflex Indústria e Comércio S.A.:						
Local currency:						
BNDES	TJLP/UMBND	3.50 and 5	1,580	4,841	2,025	7,678
FINEP	URTJLP	6.40	739	5,756	-	-
Resolution No. 2,770	-	105.50 CDI	22,921	-	-	-
			25,240	10,597	2,025	7,678
Foreign currency:						
Exim Bank	US$	Libor + 1.25	223	418	247	711
BNDES	BNDES currency basket	-	465	1,537	-	-
Interest on discount export bills	US$	4.75	160	-	25	-
Advanced exports	US$	Libor + 2.50	66	3,768	8,030	-
Advances on export exchange contracts	US$	5	2,451	-	-	-
FINIMP	US$	4.50	2,827	-	-	-
			6,192	5,723	8,302	711
			31,432	16,320	10,327	8,389

Subsidiaries	Index or currency	Yearly interest rate - %	2005 Current	2005 Long term	2004 Current	2004 Long term
Politeno Indústria e Comércio S.A.:						
Local currency:						
BNDES	TJLP	3.30	654	428	705	1,047
FINAME	TJLP	8.30 to 9.30	325	212	310	512
FINEP	TJLP	2.36	139	-	322	134
Other	-	CDI + 0.10 to 1	-	-	10	-
			1,118	640	1,347	1,693
Foreign currency:						
FINIMP	US$	Libor + 2	15,590	1,148	1,444	7,916
Advances on export exchange contracts	US$	2.75 to 3.98	6,611	-	14,718	-
			22,201	1,148	16,162	7,916
			23,319	1,788	17,509	9,609
SPQ Investimentos e Participações Ltda.-						
Overdraft bank account			12	-	-	-
Consolidated:						
Local currency			467,910	546,840	44,359	237,632
Foreign currency			123,359	664,421	84,134	360,073
			591,269	1,211,261	128,493	597,705

The long-term portion of loans matures as follows:

	Company	Jointly-controlled subsidiaries: Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A.	Consolidated
2007	24,818	50,526	3,975	1,788	81,107
2008	30,344	58,545	5,415	-	94,304
2009	60,688	60,951	5,022	-	126,661
2010	60,688	60,951	1,907	-	123,546
2011 onwards	511,357	274,286	-	-	785,643
	687,895	505,259	16,319	1,788	1,211,261

The indices or reference rates of loans referred to above posed the following variations during 2005:

Index or rate	Yearly rate %
TJLP - long-term interest rate	9.75
CDI - interbank deposit certificate	18.92
UMBNDES - monetary unit of BNDES	(14.00)
URTJLP - TJLP related ratio	3.59
TR - reference rate	2.83
IGP-M - general market price index	1.20

Guarantees of loans

Company

Promissory notes are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0.3% per year.

Jointly-controlled subsidiaries

Rio Polímeros

Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders (Suzano Petroquímica S.A., Unipar and Petrobras Química S.A. - Petroquisa), and subrogation of the license of use of land. Due to the delay in the construction of the plant and of the beginning of preoperating test phase, Rio Polímeros is conducting negotiations with banks the extension of loan terms by means of postponing initial maturities to 2007, which are in an advanced phase and shall be completed during the first quarter of 2006.

Petroflex Indústria e Comércio S.A.

BNDES - guarantee provided by related companies Braskem S.A., Suzano Petroquímica S.A. and Unipar and mortgage of property located in Triunfo, State of Rio Grande do Sul, whose value is R$11,882.

FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro, whose value is R$19,608.

Politeno Indústria e Comércio S.A. - guaranteed by subject financed equipment (Government Agency for Machinery and Equipment Financing - FINAME), personal guarantees of management officers (BNDES), inventories (Financiadora de Estudos e Projetos - FINEP) and promissory notes (FINIMP).

As of December 31, 2005, the Company is in compliance with all financial covenants relating to its loan agreements, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil, as required by the agreements with Banco Votorantim and BNDES.

The financial covenants required by the loan agreement with Banco Votorantim for the year ended December 31, 2005 are as follows:

Net debt to adjusted shareholders' equity ratio: less than 1.5.

Net debt to EBITDA ratio: less than 7.

EBITDA to financial expense ratio: more than 1.85.

16. PROVISION FOR CONTINGENCIES

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The consolidated provision for contingencies is formed by the individual provisions of the Company and jointly-controlled subsidiaries as follows (proportional amounts in the case of the later):

	2005	2004
Tax matters:		
Suzano Petroquímica S.A.	4,354	-
Politeno Indústria e Comércio S.A.	1,968	1,531
Polibrasil Participações S.A. (2)	-	5,930
Petroflex Indústria e Comércio S.A. (1)	1,718	56,608
	8,040	64,069
Labor matters:		
Suzano Petroquímica S.A.	5,601	-
Polibrasil Participações S.A. (2)	-	1,923
Petroflex Indústria e Comércio S.A.	471	433
	6,072	2,356
Civil matters:		
Suzano Petroquímica S.A.	6,059	-
Polibrasil Participações S.A. (2)	-	2,717
	6,059	2,717
Other-		
Petroflex Indústria e Comércio S.A.	193	372
	20,364	69,514

(1) This provision as of December 31, 2004 consisted of the judicial dispute initiated by Petroflex on IPI (excise tax) tax credits that would have been generated in the acquisition of IPI-exempted products or products taxed at the so-called "zero rate". As of October 18, 2005, the Regional Federal Court (TRF) of the 2nd Region disclosed a decision which denied the requirement of Petroflex. As a result of this decision, the Company made a payment to the Federal tax authorities for the amount of taxes unduly offset by disputed credits plus interest accrued through payment date, thus settling this contingency.

(2) As explained in Note 2, Polibrasil Participações was merged into the Company during the year 2005.

Labor lawsuit concerning clause 4 (relating to the subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

17. CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

Dividends

The computation of dividends proposed by management, according to the Company's bylaws, is as follows:

	2005	2004
Net income	15,244	109,064
Legal reserve (5%)	(762)	(5,453)
	14,482	103,611
Minimum statutory dividends - 30%	4,345	31,083
Proposed dividends	4,352	28,110
Interim dividends	-	14,015
Total dividends	4,352	42,125

Total dividends correspond to 30.1% of adjusted net income. Proposed dividends correspond to R$0.0192 per share for both common and preferred shares.

A General Extraordinary Meeting of Shareholders, held as of November 18, 2004, approved the increase in mandatory minimum dividends from 25% to 30% on adjusted net income, as well as the retroactive cancellation to January 1, 2004 of the provisions that permitted preferred shares to receive dividends 10% higher than the dividends attributed to common shares.

18. NET SALES AND COST OF PRODUCTS SOLD

	2005			2004		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	1,553,625	(1,284,952)	268,673	1,350,530	(1,055,816)	294,714
Foreign markets	363,044	(334,346)	28,698	259,587	(212,813)	46,774
	1,916,669	(1,619,298)	297,371	1,610,117	(1,268,629)	341,488

19. COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

	2005	2004
Compensation	8,919	6,313

The compensation of directors and senior management officers is classified under "General and administrative expenses" account.

20. FINANCIAL INCOME (EXPENSES)

	2005	2004
Financial expenses	(113,170)	(52,356)
Exchange losses	26,419	8,350
	(86,751)	(44,006)
Financial income	23,664	16,689
Exchange gains	(5,019)	(508)
	18,645	16,181

21. FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of December 31, 2005 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Short-term investments	34,779	45,785
Investments carried at cost-		
Petroquímica União S.A.	33,385	43,950
Loans denominated in local currency	(631,242)	(629,927)
Swap contracts	(3,946)	(7,421)

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

The criterion for determination of fair market values stated above is as follows:

Short-term investments

The economic value of preferred shares from Petroquímica União S.A. ("PQU") was estimated based on technical analysis of discounted cash flows developed by third parties. In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,394, reflecting market value in light of the fact that this is lower than book value.

The criteria used to determine the fair values in the above table are as follows:

Investments carried at cost

Estimated in accordance with the discounted cash flow, as discussed above for preferred shares.

Loans denominated in local currency

Projected cash flows of loans, considering contracted rates, discounted to present value using current market rates

Swap contracts

The swap contracts were repriced at December 31, 2005.

There were no unrecorded financial instruments as of December 31, 2005 and 2004 (Company and jointly-controlled subsidiaries).

22. INSURANCE COVERAGE (UNAUDITED)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Subject assets or individuals	Coverage amount (*)
Suzano Petroquímica S.A.:		
Civil responsibility and unrealized profits	Products and operations	227,471
Fire	Plants	805,358
Civil responsibility	Directors and management officers	35,111
Civil responsibility	Products and operations (in the country)	59,471
Civil responsibility	Products located abroad and constructions	54,408
Civil responsibility	Miscellaneous	59,235
Petroflex Indústria e Comércio S.A.:		
Fire, lightning and explosion	Inventories	183,573
Fire, lightning and explosion	Buildings, building content and unrealized profits	1,111,694
Civil responsibility	Directors and management officers	23,407
Civil responsibility	Miscellaneous	15,629
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	234,070
Civil responsibility	Constructions, assembly services and installation of machinery and equipment	23,407
Civil responsibility	Commercial e manufacturing sites	23,407
Civil responsibility	Merchandise	16,500
Civil responsibility	Directors and management officers	18,726
Civil responsibility	Miscellaneous	16,385
Politeno Indústria e Comércio S.A.:		
Civil responsibility and unrealized profits	Products and operations	756,280
Civil responsibility	Directors and management officers	23,407
Civil responsibility	Miscellaneous	18,699

(*) Proportional amounts for jointly-controlled subsidiaries.

23. GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	2005	2004
Petroflex Indústria e Comércio S.A.- BNDES	16,746	19,291
Polibrasil Resinas S.A.- BNDES	-	36,155
Rio Polímeros S.A.:		
Carta de fiança - Unibanco	49,085	-
Carta de fiança - Banco do Brasil	9,027	-
	58,112	-
	74,858	55,446

24. PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev, is sponsored also by other Companies of Suzano Group. The contributions made by the Company for the year ended December 31, 2005 amounted to R$97.

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada, a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for 2005 amounted to R$2,018 (R$2,457 in 2004). The Company has responsibility to pay for plan deficits in relation to the plan obligations determined by actuarial calculations. As of November 30, 2005, an actuarial report prepared by independent actuaries resulted in a plan surplus for Previnor of R$4,253 (R$3,796 as of November 30, 2004). This surplus, which has not been recognized in the Company's financial statements, is represented by the following:

	11/30/05	11/30/04
Present value of plan obligations	(41,071)	(32,699)
Fair value of plan's assets	47,130	39,312
Net result	6,059	6,613
Portion attributable to sponsor	(1,806)	(2,817)
Net surplus	4,253	3,796

The main actuarial assumptions used for the computations above (expressed in weighted averages) are as follows:

	11/30/05 %	11/30/04 %
Discount rate of the actuarial obligation	11.30	12.36
Expected earnings on the plan's assets	11.30	12.36
Expectation of inflation	5.00	6.00
Estimated future salary raises	6.05	7.06
Turnover of employees	0.50	0.50
Future increase of benefits	5.00	6.00
Proportion of employees opting for early retirement	100.00	50.00

The pension plan of Politeno and a portion of the plan of Petroflex are also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$4,476 as of December 31, 2005 (R$4,609 in 2004).

The jointly-controlled subsidiaries Politeno and Petroflex disclose in their financial statements the information required by CVM Instruction No. 371/00, and there is no additional deficit arising from pension plans attributable to these companies to be recorded.

25. "PRO FORMA" FINANCIAL INFORMATION

As a result of the acquisition of Basell Brasil Poliolefinas Ltda., the consolidated financial statements for the year ended December 31, 2005, which incorporate all merged operations of Polibrasil companies as from September 1, 2005, are not comparable to the financial statements for the year ended December 31, 2004, which proportionally consolidated only 50% of those operations.

The following "pro forma" financial information consolidates 100% of Polibrasil companies as if the acquisition of the its remaining capital stock and the merger of the companies had taken place on January 1, 2004. Minority interest was recorded relating to the 50% of total shares owned by Basell for periods prior to the acquisition. The "pro forma" information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

The following criteria and assumptions were used in the preparation of the "pro forma" financial information:

a) The participation acquired from Basell on September 1, 2005 was classified as minority interest for periods prior to the acquisition date.

b) The "pro forma" financial information does not include "pro forma" adjustments relating to the amortization of goodwill resulting from the acquisition.

c) The "pro forma" financial information does not include "pro forma" adjustments relating to the additional interest cost that would have been incurred to fund the acquisition had it occurred on January 1, 2004.

d) Except for the impacts discussed in item a) above, the financial position of Polibrasil and its result of operations have been consolidated in the "pro forma" financial information as from January 1, 2004.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 AND "PRO FORMA" CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004

ASSETS	2005	2004 "Pro forma"
CURRENT		
Cash and cash equivalents	215,729	171,903
Marketable securities	34,779	-
Trade accounts receivable	214,312	237,186
Inventories	292,429	223,771
Recoverable taxes	69,360	44,550
Deferred taxes assets	17,241	8,754
Other assets	30,781	25,734
Prepaid expenses	5,132	5,713
Total current assets	879,763	717,611
LONG-TERM ASSETS		
Deferred tax assets	46,558	28,086
Recoverable taxes	141,292	114,444
Judicial deposits	3,029	2,661
Trade accounts receivable	13,024	4,236
Other assets	32,293	2,221
Related parties	-	331
Total long-term assets	236,196	151,979
PERMANENT ASSETS		
Investments	71,083	102,574
Fixed assets	1,443,495	1,492,084
Deferred expenses	660,620	108,597
Total permanent assets	2,175,198	1,703,255
TOTAL ASSETS	3,291,157	2,572,845

Suzano Petroquímica S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 AND "PRO FORMA" CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004 "Pro forma"
CURRENT LIABITIES		
Suppliers	207,755	68,313
Loans	591,269	208,234
Obligations with securitization fund	23,747	22,431
Income tax payable	15,268	21,430
Accrued salaries and payroll taxes	23,309	14,834
Customer advances	31,743	-
Related parties	282	17,790
Dividends proposed and payable	5,586	29,946
Other accounts payable	45,752	32,726
Income taxes payable	-	9,757
Total current liabilities	944,711	425,461
LONG-TERM LIABILITIES		
Suppliers	14,044	-
Loans	1,211,261	704,824
Deferred income taxes	1,412	1,448
Provision for contingencies	20,364	80,082
Related parties	-	26,013
Other taxes payable	55,871	45,546
Swap contracts	3,946	-
Provision for pension plan	4,476	4,609
Other accounts payable	21,728	675
Total long-term liabilities	1,333,102	863,197
NEGATIVE GOODWILL	45,318	42,193
MINORITY INTEREST	1,472	286,332
SHAREHOLDERS' EQUITY		
Capital	826,283	826,283
Revaluation reserve	-	2,489
Profit reserves	140,271	126,890
Total shareholders' equity	966,554	955,662
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,291,157	2,572,845

Suzano Petroquímica S.A.

"PRO FORMA" CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
GROSS REVENUE	3,254,888	3,260,050
Deductions of gross revenue	(734,329)	(743,729)
NET REVENUE	2,520,559	2,516,321
Cost of goods sold	(2,144,595)	(1,979,825)
GROSS PROFIT	375,964	536,496
SALES INCOME (EXPENSES)		
Selling expenses	(176,300)	(157,115)
General and administrative	(76,712)	(68,978)
Interest expenses	(89,611)	(63,453)
Interest income	21,497	20,672
Goodwill amortization	(20,692)	(4,358)
Other operating income (expenses)	27,659	22,951
OPERATING INCOME	61,805	286,215
Nonoperating expenses	(26,272)	(23,773)
INCOME BEFORE TAXES	35,533	262,442
Current income taxes	(30,508)	(85,816)
Deferred income taxes	27,226	3,007
INCOME BEFORE MINORITY INTEREST	32,251	179,633
Minority interest	(17,007)	(70,569)
NET INCOME	15,244	109,064

26. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços - Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Accounting for direct financing lease

BR GAAP does not require specific accounting for different classifications of lease arrangements by the lessor. Consequently, virtually all lease contracts are considered operating leases, with receipt of payments and depreciation of the fixed asset being recorded in the statement of operations throughout the period of the lease arrangement.

U.S. GAAP requires the lessor to determine if the lease arrangement is a sales-type lease, direct finance lease or operating lease as defined under SFAS No. 13, "Accounting for Leases". As disclosed in Note 13, the Company entered into a lease with Petrobras as a lessor on September 30, 2003, which under U.S. GAAP is considered a direct financing lease.

The reconciling adjustments include the reversal of the depreciation of the leased equipment and related rental revenue recorded under BR GAAP and the recognition of the earned income under U.S. GAAP. Also in 2005, the reconciliation includes the reversal of the loss recorded on the sale of the leased asset under Brazilian GAAP and the loss recorded under U.S. GAAP.

On December 29, 2005, Petrobras, the lessee, exercised a purchase option included in the lease agreement and paid a total amount of R$65,748. Under U.S. GAAP, the Company recorded a loss in the amount of R$24,723 upon exercise of the purchase option.

g) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

h) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

i) Polibrasil acquisition

As mentioned in Note 2, on September 1, 2005, the Company acquired from Basell International Holdings BV 100% of the outstanding shares of Basell Brasil Poliolefinas Ltda., a holding company which owned 50% of Polibrasil Participações S.A. ("Polibrasil"). With this acquisition, the Company increased its economic and voting interest to 100% in Polibrasil, which owns 98.1% of Polipropileno S.A. and in turn its wholly subsidiary, Polibrasil Resinas S.A., the operating entity. Simultaneously, the Company sold its 50% interest in Norcom to Basell. The results of Polibrasil's operations have been included in the consolidated financial statements as from September 1, 2005. Polibrasil is a manufacturer of polypropylene used for production of auto parts, household appliances, containers, packaging, carpet, furniture and other. As a result of this acquisition, the Company becomes the Latin American leader in the production of polypropylene and the second largest Brazilian producer of thermoplastic resins.

Additionally, on November 29, 2005, in a Public Offering of Purchase of Shares ("OPA"), the Company acquired 1.89% of the minority interest of Polipropileno S.A. for R$17,927. Under U.S. GAAP, the cost of acquisition is comprised as follows:

Amount paid for 50% of Basell Brasil Polioliefinas Ltda., plus acquisition cost of R$8,465	668,493
Amount received for 50% interest in Norcom	(54,862)
Fair value of 50% of Norcom	27,345
Cash paid for acquisition of additional minority interest in Polipropileno	17,927
Purchase price	658,903

The Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by SFAS No. 141, "Business Combinations".

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of Polibrasil's net assets:	
Current assets	400,115
Inventories	212,926
Property, plant and equipment	618,026
Other assets	202,431
Current liabilities	162,754
Other liabilities	69,598
Debt	526,288
Supply agreement intangible asset	18,606
Deferred tax liabilities	97,690
Net assets	558,562
Interest acquired (50%)	279,281
Fair value of Basell Brasil Polioliefinas Ltda.'s other assets and liabilities:	
Current assets	647
Property, plant and equipment	42
Total liabilities	(84)
Fair value of total net assets acquired	279,886
Purchase price	658,903
Goodwill recorded under U.S. GAAP	379,017
Tax deductible goodwill recorded under BR GAAP	428,780
Difference between BR GAAP and U.S. GAAP	49,763

Following are the components of the U.S. GAAP adjustment in net income and shareholders' equity related to such acquisitions as of and for the year ended December 31, 2005:

	2005
Differences in net loss:	
Reversal of amortization of goodwill under BR GAAP	15,443
Amortization of fair value adjustment to property, plant and equipment	(4,335)
Realization of inventory fair value adjustment	(11,606)
Realization of pension asset fair value adjustment	366
Realization of debt fair value adjustment	(496)
Realization of sales agreement adjustment	802
Deferred income tax	(59)
U.S. GAAP purchase accounting adjustment in net loss (Polibrasil)	115
U.S. GAAP purchase accounting adjustment in net loss (other acquisitions)	203
Total effect on net loss	318
Differences in shareholders' equity:	
Reversal of goodwill recorded under BR GAAP	(428,780)
Reversal of accumulated amortization under BR GAAP	15,443
Property, plant and equipment fair value adjustment (i)	76,204
Amortization of fair value adjustment to property, plant and equipment	(4,335)
Inventories fair value adjustment	11,606
Realization of inventory fair value adjustment	(11,606)
Pension asset fair value adjustment	2,243
Realization of pension asset fair value adjustment	366
Debt fair value adjustment (ii)	626
Realization of debt fair value adjustment	(496)
Supply agreement fair value adjustment (iii)	(9,127)
Realization of supply agreement fair value adjustment	802
Goodwill recorded under U.S. GAAP	378,067
Benefit applied to reduce goodwill	950
Deferred income tax	(27,787)
Total	4,176
Effect of 50% of historical U.S. GAAP adjustments	(4,061)
U.S. GAAP purchase accounting adjustment in net loss	115
U.S. GAAP purchase accounting adjustment in shareholders' equity (Polibrasil)	(3,946)
U.S. GAAP purchase accounting adjustment in shareholders' equity (other acquisitions)	45,002
Total effect on shareholders' equity	41,056

(i) The fair value adjustment to property, plant and equipment is being depreciated over approximately five years, which represent the remaining useful life of the related assets.

(ii) The debt fair value adjustment is being amortized over the remaining term of the related debt agreements.

(iii) The supply agreement fair value adjustment relates to Suzano's obligation with the former shareholder of Basell to supply raw materials at a price below its fair value and is being amortized over five years, representing the term of the related agreement.

The following summary presents the Company's unaudited "pro forma" consolidated results of operations for the years ended December 31, 2005 and 2004, in accordance with Brazilian accounting practices, as if the Polibrasil acquisition had been completed on January 1, 2004. The unaudited "pro forma" adjustments are principally related to the amortization of goodwill and interest recorded relating to the financing obtained for this acquisition. The "pro forma" information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

Amounts under Brazilian accounting practices	2005	2004
Net sales and services	2,520,559	2,516,321
Net income	24,077	137,451
Net earnings per thousand common shares basic and diluted - whole R$	0.25	1.41
Net earnings per thousand preferred shares basic and diluted - whole R$	-	1.11

j) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

The Company performed impairment tests for all of its goodwill recorded under U.S. GAAP as of December 31, 2005 and 2004 and, as a result, no impairment charge was recognized during 2005 and 2004.

k) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

l) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic earnings per share is as follows:

	2005			2004		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	(73.9)	-	(73.9)	49.5	63.1	112.6
Weighted average shares outstanding	97,375.0	129,320.0	226,695.0	97,375.0	123,956.0	221,331.0
(Loss) earnings per share U.S. GAAP (in Brazilian reais - R$)	(0.76)	-	-	0.51	0.51	-

m) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Polibrasil (2004 and up to August 2005), Petroflex, Rio Polímeros and Politeno. Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item "n" below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

n) U.S. GAAP adjustments relating to investments accounted for using the equity method

Under BR GAAP, Politeno, Petroflex, Rio Polímeros and Polibrasil are presented using proportional consolidation. Under U.S. GAAP, these investments are accounted for using the equity method of accounting. The principal U.S. GAAP adjustments that affect the Company's accounting for the results of such companies are as follows:

	Polibrasil	Petroflex	Rio Polímeros	Politeno	Total 2004	Polibrasil (a)	Petroflex	Rio Polímeros	Politeno	Total 2005
Shareholders' equity under BR GAAP	545,365	255,311	1,119,535	431,570	2,351,781	499,193	326,336	1,455,407	470,557	2,252,300
Reversal of goodwill recorded under BR GAAP	(32,014)	-	-	-	(32,014)	(32,014)	-	-	-	-
Reversal of goodwill accumulated amortization under BR GAAP	28,970	-	-	-	28,970	31,431	-	-	-	-
Reversal of negative goodwill under BR GAAP	25,166	-	-	-	25,166	25,166	-	-	-	-
Goodwill recorded under U.S. GAAP	21,639	-	-	-	21,639	21,639	-	-	-	-
Property, plant and equipment - fair value adjustment	(9,214)	-	-	-	(9,214)	(9,214)	-	-	-	-
Accumulated amortization of fair value of property, plant and equipment	7,665	-	-	-	7,665	8,279	-	-	-	-
Income tax effect under U.S. GAAP adjustment	(654)	-	-	-	(654)	(863)	-	-	-	-
Total purchase accounting	41,558	-	-	-	41,558	44,424	-	-	-	-
Inflation accounting, net of depreciation	7,470	5,249	-	8,633	21,352	6,498	4,523	-	7,591	12,114
Reversal of revaluation reserve	-	(55,246)	-	(15,505)	(70,751)	-	(54,183)	-	(5,736)	(59,919)
Different criteria for-										
Capitalization of interest, net from depreciation	(70,122)	25,743	107,326	-	62,947	(64,293)	26,746	210,516	-	237,262
Pension plan	2,984	-	-	-	2,984	2,984	-	-	-	-
Different criteria for amortization of technology	428	-	-	-	428	2,988	-	-	-	-
Derivative financial instruments	(4,159)	-	-	-	(4,159)	-	-	-	-	-
Direct financing lease	5,857	-	-	-	5,857	7,866	-	-	-	-
Reversal of deferred charges, net from depreciation	-	-	(233,019)	(3,827)	(236,846)	-	-	(600,631)	(4,044)	(604,675)
Minority interest over U.S. GAAP adjustments	447	-	-	-	447	193	-	-	-	-
Equity adjustments in Norquisa's investment	-	-	-	(25,242)	(25,242)	-	-	-	(25,242)	(25,242)
Deferred income tax on the above adjustments	12,173	(3,337)	-	2,875	11,711	7,462	(3,611)	-	486	(3,125)
Shareholders' equity under U.S. GAAP	541,999	227,720	993,842	398,504	2,162,065	507,315	299,811	1,065,293	443,612	1,808,715
Ownership interest	50.00%	20.12%	33.33%	33.89%		50.00%	20.12%	33.33%	33.89%	
Investment under U.S. GAAP	270,999	45,857	331,281	135,053	783,190	253,658	60,322	355,098	150,340	565,760
(-) Investment under BR GAAP	272,683	51,369	373,178	147,044	844,274	249,597	65,659	485,136	160,684	711,479
Adjustment	(1,683)	(5,512)	(41,897)	(11,991)	(61,084)	4,061	(5,337)	(130,038)	(10,344)	(145,719)

	Polibrasil	Petroflex	Rio Polímeros	Politeno	Total 2004	Polibrasil (a)	Petroflex	Rio Polímeros	Politeno	Total 2005
Net income under BR GAAP	136,121	101,439	1,271	129,689	368,520	32,093	100,465	(5,301)	85,548	212,805
Reversal of goodwill amortization under BR GAAP	3,690	-	-	-	3,690	2,461	-	-	-	2,461
Amortization of fair value of property, plan and equipment	777	-	-	-	777	614	-	-	-	614
Income tax effect under U.S. GAAP adjustment	(264)	-	-	-	(264)	(209)	-	-	-	(209)
Total purchase accounting	4,203	-	-	-	4,203	2,866	-	-	-	2,866
Inflation accounting, net of depreciation	(1,451)	(4,433)	-	(1,055)	(6,939)	(972)	(726)	-	(1,042)	(2,740)
Reversal of revaluation reserve	-	1,065	-	9,463	10,528	-	1,063	-	9,769	10,832
Different criteria for-										
Capitalization of interest, net from depreciation	13,702	2,450	75,759	-	91,911	5,830	1,003	103,190	-	110,023
Different criteria for amortization of technology	3,861	-	-	-	3,861	2,560	-	-	-	2,560
Derivative financial instruments	(2,596)	-	-	-	(2,596)	4,159	-	-	-	4,159
Direct financing lease	4,259	-	-	-	4,259	2,008	-	-	-	2,008
Reversal of deferred charges, net from depreciation	-	-	(89,565)	579	(88,986)	-	-	(367,612)	(332)	(367,944)
Minority interest over U.S. GAAP adjustments	(523)	-	-	-	(523)	(254)	-	-	-	(254)
Pension plan	1,040	-	-	-	1,040	-	-	-	-	-
Deferred income tax on the above adjustments	(6,870)	(888)	-	(3,295)	(11,053)	(4,711)	(274)	-	(2,389)	(7,374)
Other	-	-	-	(2,223)	(2,223)	-	-	-	-	-
Net income under U.S. GAAP	151,746	99,633	(12,535)	133,158	372,002	43,581	101,531	(269,722)	91,555	(33,059)
Ownership interest	50.00%	20.12%	33.33%	33.89%		50.00%	20.12%	33.33%	33.89%	
Equity pick-up under U.S. GAAP	75,873	20,046	(4,178)	46,367	138,108	21,791	20,428	(89,907)	31,300	(16,388)
(-) Equity pick-up under BR GAAP	68,061	20,370	424	45,074	133,929	16,047	20,214	(1,767)	29,692	64,186
Adjustment	7,812	(324)	(4,602)	1,293	4,179	5,744	214	(88,140)	1,608	(80,574)

(a) On August 31, 2005, the Company acquired the remaining 50% of Polibrasil. Therefore, for the year ended December 31, 2005, the effects of the reconciliation of shareholders' equity and net income related to Polibrasil are from January 1 through August 31, 2005. From September 1 through December 31, 2005, the Polibrasil's operations are consolidated by the Company under BR GAAP and U.S. GAAP.

The effect of these adjustments is included as "U.S. GAAP adjustments on equity in earnings of each of these investments", a line item in the reconciliations of net income (loss) and shareholders' equity above.

o) Reversal of proposed dividends

Under BR GAAP, at each year-end, management is required to propose an annual dividend distribution from earnings and to accrue for this in the financial statements, subject to ratification by the shareholders' meeting. However, Brazilian corporate law requires that a certain amount of dividends be distributed to shareholders, defined as minimum compulsory dividends, not subject this determination to the controlling shareholders. For this portion, as determined by Brazilian corporate law, the Company is liable to pay minimum compulsory dividends at the balance sheet date. The Brazilian statutory law gave to the Company's bylaws the power to define the dividends calculation basis, as long as it is clearly defined and do not subject the dividends calculation to the judgment of the management or to the judgment to the majority of the shareholders. Suzano's bylaws define the minimum compulsory dividend to be 30% of adjusted net income (as defined in the Brazilian corporate law). The dividends should be equally paid to both common and preferred shares.

Under U.S. GAAP, since proposed dividends in excess of the minimum compulsory dividend may be ratified or modified at the annual shareholders' meeting, such dividends would not be considered declared at the balance sheet date and would therefore not be accrued.

p) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

q) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries these financial statements.

As detailed in Note 9 not all subsidiaries are wholly owned by the Company and therefore the U.S. GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

r) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

The following table provides a detail of our derivative financial instruments outstanding as of December 31, 2005 (as of December 31, 2004, the Company had no outstanding derivative instruments):

Type	Maturity date	Notional amount	Gain (loss)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2008	8,333	(899)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2009	8,333	(918)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2009	8,333	(914)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2010	8,333	(875)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2010	8,333	(894)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2011	8,333	(843)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2011	8,333	(777)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2012	8,333	(603)
CDI rate x interest of 7.84% p.a. + U.S. dollar	2005 to 2012	8,333	(698)
Total fair value			(7,421)
Settlement value recorded under BR GAAP			3,946
U.S. GAAP adjustment			(3,475)

s) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located in the Northeast Region of Brazil) and relates basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa was reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method on such date. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

t) Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$11,427 and R$68,170 as of December 31, 2005 and 2004, respectively. As of December 31, 2004, there was no export notes registered in the Company. This U.S. GAAP difference has no net income or equity effect.

u) New accounting pronouncements

On March 31, 2004, the EITF reached final consensus on EITF No. 03-06, "Participating Securities and the "two-class" Method under FASB No. 128, Earnings per Share". Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the Company's common stock. The issue clarifies what is meant by the term participating security, as used in FASB No. 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the "two-class" method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the "two-class" method, losses should also be allocated. However, EITF No. 03-06 limits this allocation only to situations when the security has the right to participate in the earnings of the Company, and an objectively determinable contractual obligation to share in net losses of the Company. The consensus reached in EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF No. 03-06. EITF No. 03-06 has been adopted in 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an Amendment of APB Opinion No. 29", which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In March 2005, the FASB issued FASB Interpretation - FIN No. 47, "Accounting for Conditional Asset Retirement Obligations", which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations", as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect the adoption of this FIN will have an impact on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	2005	2004
Net income as reported under BR GAAP		15,244	109,064
U.S. GAAP adjustments relating to investments accounted for using the equity method	(m)	(80,574)	4,179
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	(831)	-
Different criteria for-			
Capitalization of interest, net from depreciation	(c)	4,325	-
Pension plan	(g)	2,103	-
Different criteria for amortization of technology	(e)	840	-
Derivative financial instruments	(s)	(3,475)	-
Direct financing lease	(f)	(7,866)	-
Business combinations Polibrasil	(h)	318	-
Transactions between entities under common control	(q)	668	964
Minority interest on U.S. GAAP adjustments	(r)	(1,576)	(790)
Deferred income tax on the above adjustments		(3,075)	(818)
Net income under U.S. GAAP		(73,899)	112,599

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	2005	2004
Shareholders' equity as reported under BR GAAP		966,554	955,662
U.S. GAAP adjustments relating to investments accounted for using the equity method	(k)	(145,719)	(61,084)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	5,667	-
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(59,968)	-
Reversal of proposed dividends	(n)	-	11,042
Pension plan	(g)	4,712	-
Different criteria for amortization of technology	(e)	3,828	-
Derivative financial instruments	(q)	(3,475)	-
Direct financing lease	(f)	-	-
Minority interest on U.S. GAAP adjustments	(p)	1,665	3,048
Business combinations Polibrasil	(h)	41,056	-
Transactions between entities under common control	(o)	16,445	15,777
Equity adjustment in Norquisa's investment	(r)	(24,827)	(24,827)
Deferred income tax on the above adjustments		(2,794)	(7,181)
Shareholders' equity under U.S. GAAP		803,144	892,437

IV - Additional disclosures required by U.S. GAAP

a) Pension plan

Information with respect to the Company's defined benefit plan in the form required by SFAS No. 132(R), "Employers' Disclosure about Pensions and Other Postretirement Benefits" (revised 2003), related to Polibrasil Participações, which was consolidated by the Company on August 31, 2005 due to the acquisition of remaining 50% ownership interest, for the year ended December 31, 2005, is as follows:

	2005
Change in benefit obligation:	
Benefit obligation at beginning of year	-
Effect of Polibrasil consolidation	40,620
Interest cost	1,377
Benefits paid from plan assets	(781)
Actuarial gain	58
Benefit obligation at end of year	41,274

	2005
Change in plan assets:	
Fair value of plan assets at beginning of year	-
Effect of consolidation of Polibrasil	45,106
Actual return on plan assets	3,283
Employer contribution	9
Benefits paid from plan assets	(781)
Fair value of plan assets at end of year	47,617
Funded status	6,343
Unrecognized prior service cost	(2,126)
Unrecognized net actuarial loss	(11)
Effects of business combinations	506
Net amount recognized under U.S. GAAP	4,712

The accumulated benefit obligation for the defined benefit pension plan was R$41,241 at December 31, 2005.

The components of the Company's net periodic benefit cost (income) were as follows:

	2005
Service cost	4
Interest cost	1,374
Expected return on plan assets	(1,788)
Amortization of prior service cost	(59)
Effects of business combinations	(127)
Net periodic benefit cost under U.S. GAAP	(596)

The actuarial assumptions used in the accounting for the Company's benefit plans were as follows:

	Pension liability - % 2005
Weighted-average assumptions used to determine net periodic benefit cost:	
Discount rate	10.25
Expected return on plan assets	12.00
Average rate of compensation increase	6.05
Weighted-average assumptions used to determine benefit obligations:	
Discount rate	10.25
Average rate of compensation increase	6.05

The expected long-term rate of return for the plan assets was set up based on the pension portfolio's past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% to fixed income securities.

Plan assets

The Company's pension plan weighted-average asset allocations at December 31, 2005 by asset category were as follows:

	2005 - %
Equity securities	20.00
Fixed income	72.00
Real estate	6.00
Loans	2.00
Total	100.00

The Company's contributions to the pension plan in 2006 are estimated to be approximately R$27.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits
2006	2,522
2007	2,636
2008	2,757
2009	2,914
2010	3,033
2011 through 2015	18,043

b) Concentrations of credit risk

The Group's sales policy is linked to the credit rules fixed by management, which seek to minimize any problems arising from defaults by its customers. This objective is achieved by attributing credit limits to clients according to their ability to pay and by means of diversification of accounts receivable (spreading the risk). At and for the year ended December 31, 2005 and 2004 no customer individually represented more than 10% of trade accounts receivable or revenue.

The Company requires letters of credit for sales to foreign markets, thereby reducing the risk of default on such sales.

c) Commitments

The Company's purchase commitments amount to R$6,776,287 and relate to raw materials.

The purchase commitments have the following maturity:

Year	Amount
2006	1,424,505
2007	1,495,838
2008	1,455,939
2009	1,189,010
2010	1,210,995
Total	6,776,287

d) Intangible assets subject to amortization

Following is a summary of the Company's intangible assets subject to amortization under U.S. GAAP (at December 31, 2004, the Company had no intangible assets):

	December 31, 2005 "Spheripol" technology
Gross	47,869
Accumulated amortization	(10,492)
Net	37,377

Aggregate amortization expense for the above intangible assets amounted to R$1,730 at December 31, 2005.

The estimated aggregate amortization expense for the next five years is as follows:

	Amount
2006	3,072
2007	3,072
2008	3,072
2009	3,072
2010	3,072

e) Supplementary information - valuation and qualifying accounts for accounts receivable

	2005
Balance beginning at August 31, 2005	21,057
Additions	1,696
Write-offs	(16,248)
Balance at the end of the year	6,505

f) Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP are as follows:

(i) Condensed balance sheets under U.S. GAAP

Assets	2005	2004
Current assets:		
Cash and cash equivalents	185,388	119,325
Short-term investment	40,521	-
Trade accounts receivable	119,440	-
Inventories	208,727	-
Deferred taxes	16,583	579
Other debtors	75,069	28,820
Prepaid expenses	11,868	128
Total current assets	657,596	148,852
Investments	591,237	783,190
Goodwill, net	424,290	-
Property, plant and equipment	469,773	787
Long-term assets:		
Intangible, net	37,377	-
Deferred income tax	38,898	187
Recoverable VAT	45,530	-
Trade accounts receivable	11,406	-
Other debtors	28,376	1,746
Total long-term assets	161,587	1,933
Assets	2,304,483	934,762

Liabilities and shareholders' equity	2005	2004
Current liabilities:		
Trade accounts payable	130,837	-
Payroll and related charges	17,009	725
Taxes payable other than income	5,135	1,628
Short-term debt	468,254	5,518
Interest payable on short-term debt	30,755	972
Dividends proposed and payable	-	17,090
Other accounts payable	77,708	2,475
Total current liabilities	729,698	28,408
Noncurrent liabilities:		
Loans and financings	678,318	6,220
Fair market value of derivative financial instruments	7,421	-
Provision for contingencies	16,014	-
Interest payable on long-term debt	9,577	-
Deferred income taxes	30,598	7,181
Other accounts payable	29,906	514
Total noncurrent liabilities	771,834	13,915
Minority interest	(192)	-
Shareholders' equity:		
Share capital	826,283	826,283
Profit reserves	(23,139)	66,154
	803,144	892,437
Liabilities and shareholders' equity	2,304,484	934,762

(ii) Condensed statements of operations under U.S. GAAP

	2005	2004
Net sales	594,765	-
Cost of sales	(525,762)	-
Gross profit	69,003	-
Operating expenses:		
Selling and marketing	(50,243)	-
General and administrative	(30,105)	(20,091)
Other operating income (expenses), net	(7,099)	(119)
Operating expenses	(87,447)	(20,210)
Nonoperating income (expenses):		
Financial expenses, net	(59,989)	(3,402)
Other	374	39
Income (loss) before income tax, equity in affiliates and minority interest	(78,059)	(23,573)
Income tax benefit (expense):		
Current	(13,160)	(1,185)
Deferred	35,331	(52)
Income before equity in earnings (losses) of affiliates and minority interest	(55,888)	(24,810)
Equity in earnings (losses) of affiliates	(16,388)	138,108
Income before minority interest	(72,276)	113,298
Minority interest	(1,623)	(699)
Net income (loss) for the year	(73,899)	112,599
(Loss) earnings per share - common	(0.76)	0.51
(Loss) earnings per share - preferred	-	0.51

(iii) Statement of comprehensive income

Under Brazilian accounting practices, the concept of comprehensive income is not recognized. Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. Since the Company has no transactions that result in other comprehensive income, net income (loss) is equal to comprehensive income (loss) for all periods presented.

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	2005	2004
At beginning of the year	892,437	779,021
Capital increase	-	31,900
Net (loss) income	(73,899)	112,599
Dividends and interest attributed to shareholders' equity declared	(15,394)	(31,083)
At end of the year	803,144	892,437

g) Statements of cash flow

The consolidated statements of cash flows for the two years ended December 31, 2005 and 2004 are presented in accordance with the presentational format determined by U.S. GAAP using amounts determined under BR GAAP, adjusted to remove the effect of proportional consolidation.

	2005	2004
OPERATING ACTIVITIES		
Net income for the year	15,244	109,064
Adjustments to net income (loss) reconciliation:		
Depreciation and amortization	27,093	104
Amortization of goodwill	16,718	668
Write-off of goodwill	1,840	-
Equity net losses on joint controlled and affiliated companies	(64,184)	(133,929)
Gain on sale of Norcom	(264)	-
Loss on sale of property, plant and equipment (splitter)	13,900	-
Provision for losses on accounts receivable	5,246	-
Increase on interest payable	608	(127)
Monetary and exchange variation	4,531	267
Deferred income tax	(39,963)	(470)
Minority interest	644	(790)
Changes in assets and liabilities:		
Trade accounts receivable	114,860	(780)
Inventories	(21,122)	-
Taxes recoverable	(4,262)	28
Prepaid expenses	(2,993)	51
Dividends receivable	78,345	39,530
Other receivables	(10,311)	(1,746)
Suppliers	(2,988)	-
Salaries, taxes, charges and contributions	(1,379)	1,733
Provision for contingencies	(688)	-
Advances from customers	28,444	-
Other payables	17,834	2,265
Net cash provided by operating activities	177,153	15,868

	2005	2004
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	63,526	34
Capital expenditures	(7,024)	(288)
Proceeds from the sale of net assets of Norcom	46,854	-
Payment for purchase of 50% of Polibrasil, net of cash acquired	(678,770)	-
Acquisition of minority interest	(3,362)	-
Capital increase in jointly-controlled subsidiaries	(113,724)	(74,746)
Net cash used in investing activities	(692,500)	(75,000)
FINANCING ACTIVITIES		
Proceeds from issuance of debt	957,571	-
Repayment of debt	(327,375)	(6,150)
Repayment of debt - related parties	(25,007)	-
Capital increase	-	31,900
Dividends paid	(23,779)	(21,054)
Net cash provided by financing activities	581,410	4,696
Increase (decrease) in cash and cash equivalents	66,063	(54,436)
REPRESENTED BY		
Cash and cash equivalents, at beginning of the year	119,325	173,761
Cash and cash equivalents, at end of the year	185,388	119,325
Increase (decrease) in cash and cash equivalents	66,063	(54,436)
SUPPLEMENTARY CASH FLOW INFORMATION		
Income and social contribution taxes paid	(11,426)	(81)
Interest paid	(25,760)	(1,099)
Acquisition of technology through loan	22,222	
Purchase of remaining interest in subsidiary:		
Cash and cash equivalents	14,956	
Current assets (-) cash and cash equivalents	530,505	
Noncurrent assets	61,583	
Permanent assets	678,069	
Current liabilities	(472,647)	
Noncurrent liabilities	(281,072)	
Negative goodwill	(21,743)	
Minority interest	(2,414)	
(-) Interest held before the remaining acquisition	(249,597)	
Goodwill	428,780	
Purchase price paid in cash	686,420	
(-) Cash acquired	(7,651)	
Purchase price paid in cash, net of cash acquired	678,770	

27. SUBSEQUENT EVENTS

Company

In light of the Company's plans of implementing a funding strategy based substantially on long-term debt, as of January 26, 2006, the Company received US$160 million corresponding to the first portion of the US$200 million long-term loan agreement made with the IFC.

The funds have been used for the advanced payment of the short-term promissory notes issued to fund the acquisition of the 50% remaining capital shares of Polibrasil.

The loan is formed by three portions as follows: Portion A, amounting to US$50 million, with a total term of 12 years, with a 3-year grace period; Portion B, amounting to US$140 million, with total term of 8 years and a 2-year grace period; and Portion C, amounting to US$10 million, with a total term of 12 years (one single payment at the maturity).

Portions A and C are funded directly by the IFC and portion is funded by a syndicate of international "first rate" banks composed of Banco Santander Central Hispano S.A., ABN AMRO Bank N.V., Sociètè Generale S.A. and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO), which share US$26.25 million each, and of Banco Bilbao Vizcaya Argentaria S.A. and Natexis Banques Populaires which participate in US$17.5 million each. The materialization of the loan agreement with the IFC, together with the Company's financial restructuring plan already disclosed, will permit the Company to improve its capital structure, with debt profile of longer average terms. The indebtedness cost in August 2005, before the debt restructuring, was 6.85% per year on balances denominated in U.S. dollars, being reduced in the subsequent period to 6.54% per year, using market parameters thereon. Currently (March 6, 2006), the average debt cost is 6.75% per year. In August 2005, before the debt restructuring, the average debt term was extended from 2.5 years to 6.4 years. Currently, the average debt term to maturity is 6.1 years.

The IFC loan agreement is subject to financial and nonfinancial restrictive covenants. The financial covenant represents a maximum ratio for net debt to adjusted EBITDA of 4.5. Nonfinancial covenants include usual restrictions to contracting new debt, payment of dividends beyond the minimum threshold of the Company's bylaws, leasing of property and equipment, loans to third parties, participation in new joint ventures and partnerships, and participation in businesses not related to the petrochemical industry. In addition, there are covenants related to environmental policies and good practices in connection with safety and health.

Petroflex

In January 2006, based on a decision approved in a Board of Directors meeting of November 8, 2005, the Company began the 4th issuance of debentures, whose major features are mentioned below. This operation has been subject of disclosure to potential investors and is expected to be completed by February 2006.

The major features of these debentures are as follows:

a) Total amount of R$160 million, represented by 16,000 debentures with par value of R$10 each, which are nominal, simple type, and nonconvertible in shares. The 4th issuance is a sole series with a total term of five years and final maturity at December 1, 2010.

b) The funds to be obtained will be used to improve liquidity and to extend and/or replace the subsidiary's indebtedness.

RS0245*.*


2005 Results

Suzano Petroquímica Announces 2005 Results

Polibrasil's incorporation and Riopol's start up are historical marks for the Company

São Paulo, March 14, 2005 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controller shareholder in relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., announced today its earnings results for the fourth quarter (4Q05) and for the year 2005 (2005).

All the comparisons made in this release take into account the same quarter of 2004 (4Q04) or the year 2004 (2004), unless otherwise specified.

SZPQ4 NÍVEL 2 BOVESPA BRASIL

Latibex

itag

Special Features of this Earnings Release:

With the assumption of Polibrasil's control on September 1st, 2005, and its subsequent incorporation by Suzano Petroquímica on November 30th, since 3Q05 the Company decided to release its earnings results in a *pro forma* basis, in order to allow a better analysis of the business now held by Suzano Petroquímica and to insure a better comparison with previous periods and future results estimates. Therefore, operating and financial information is presented in a *pro forma* basis, considering full ownership (100%) of Polibrasil in all periods, in Brazilian reais, except where otherwise indicated. Standard accounting data is available at the Brazilian Securities and Exchange Comission (CVM).

(1) Suzano Petroquímica Parent Company *pro forma* analysis fully reflects the performance of the polypropylene business previously conducted by Polibrasil that is currently conducted by the Company itself, besides the activities that were already executed by the Company in the past (monitoring its share in Riopol, Petroflex and Politeno).

(2) Suzano Petroquímica Consolidated *pro forma* analysis take into consideration the Parent Company as disclosed in item (1) consolidating proportionally the share held by the Company in the jointly controlled companies Petroflex (20.1%), Politeno (33.9%) and Riopol (33.3%). The percentage used for Politeno's consolidation is different from the share held in the company because the "B class" preferred shares are granted a fixed annual dividend of 6% of the book value of the shares.Riopol's results will not be consolidated as it is currently at the pre-operating stage; we are only taking into consideration the pre-marketing results. The performance analysis of the companies where Suzano Petroquímica holds joint control is disclosed at the Suzano Petroquímica Consolidated section.

(3) Until September 1st, Polibrasil's financial statements reflected the results of the polypropylene compounding business, which on that date were transferred to Basell. In order to allow adjustments in past periods and improve comparison with the estimates, we indicate that in the last 3 years polypropylene compound sales volume represented approximately 5% of Polibrasil's total sales volume, while net revenue from this sale volume were equivalent, in average, to 8% of Polibrasil's total net revenues.

Share information
(in 03/14/06)

	SZPQ4
R$/ share	4.22
Maximum – 52 weeks	5.92
Minimum – 52 weeks	4.05

Market Value: R$ 957 million (US$ 450 million)

Number of shares: 226,695,380
Exchange rate: 2,1269

Earnings Results Agenda

Apimec Meeting SP: March 15, 2006, at 6 pm (local time), at Hotel Intercontinental (Alameda Santos, 1.123 – Salão Nery & Milliet - Jardins)

Apimec Meeting RJ: March 17, 2006, at 12:30 pm (local time), at Hotel Meridien (Av. Atlântica 1.020 – Meeting Rooms Cristal 1 and 2 - Copacabana)

Conference call in English: March 16, 2006, at 10:30 am US EST.

Conference call in Portuguese: March 16, 2006, at 12:00 pm US EST

Further information available at our website www.suzanopetroquimica.com.br

Investor Relations Department
(55 11) 3345-5827 / 5856 / 5886

SUZANO
PETROQUÍMICA


2005 Results

Highlights of the Year

Suzano Petroquímica takes control of the largest polypropylene operation in Latin America

Suzano Petroquímica concluded, on September 1st, the operation for the acquisition of Basell's stake in Polibrasil, for the amount of US$ 276.8 million. This operation involved the simultaneous sale of Polibrasil's polypropylene compounding business to Basell, for US$ 23.0 million, resulting in a net disbursement of US$ 253.8 million by Suzano Petroquímica. In this operation a R$ 418.5 million goodwill was generated, which will be amortized in 7 years.

With this transaction, Suzano Petroquímica became the Latin American leader in the production and trading of polypropylene and the second largest producer of thermoplastic resins in Brazil, with a production capacity of 625 thousand tons/year, which will be expanded to 875 thousand tons/year until 2008 after the conclusion of the on going expansion project.

Suzano Petroquímica receives the National Quality Award and the BSC Hall of Fame: important awards that acknowledge the excellence of its management

Suzano Petroquímica received, on October 28th, the National Quality Award (PNQ). This award was implemented in Brazil in 1992, using the same structure of the Malcoln Baldrige award (USA), the Deming award (Japan) and the European Quality Award (Europe) awards, in order to disseminate best management practices. The award, granted by the National Quality Foundation (FNQ), is a result of a selection process aiming at benefiting the Brazilian economy through the dissemination and exchange of experiences among the known to count on management excellence. Since its implementation only 19 companies, which are known by adopting FNQ's excellence criteria, were granted with the award. However, among all winners, Suzano Petroquímica is the only one to win the PNQ award having all of its units under assessment (Mauá, Duque de Caxias, Camaçari and Headquarters).

PNQ excellence criteria has as fundamentals: a) leadership and consistency of goals; b) vision of the future; c) focus on the client and on the market; d) social and ethical responsibility; e) decision based on facts; f) attention to the staff; g) approach by processes; h) focus on results; i) innovation; j) agility; k) corporate learning; and l) systemic vision.

In 2005, more than 40 companies participated in the process, out of which only 18 were approved to the second stage and only 8 went to the finals. The award ceremony took place on November 27th, and counted with the presence of authorities, Government representatives, besides top executives of the Country's greatest economic groups.

The Company also received the BSC Hall of Fame award, which honors companies that have stood out in the implementation of the *Balance Scorecard* methodology, developed by the Harvard teachers, David Norton and Robert Kaplan in order to assist companies to translate strategy into operating goals driving their behavior and performance. Companies from several countries participated in the third edition of the award, and Suzano Petroquímica was granted with the award on September 30th, 2005.

These two great awards confirm the Company's excellence in its strategic activity and business management.

Suzano Petroquímica is included in Latin America corporate governance good practices case study, sponsored by IFC and OECD

The publication, sponsored by the Organization for Economic Co-operation and Development (OECD) and the Corporate Governance Department of the International Finance Corporation (IFC), studied the cases of 8 Latin American companies considered to be ahead in terms of initiatives to reform and improve corporate governance practices in the continent. The book was presented in September 2005 at the Sixth Latin


SUZANO
PETROQUÍMICA
2005 Results

American Round Table Meeting for Corporate Governance, in the city of Lima, Peru, and included Suzano's case, which comprised Suzano Petroquímica's and Suzano Papel e Celulose's practices.

Suzano Petroquímica accomplishes Corporate Restructuring

With the acquisition of Polibrasil's control, Suzano Petroquímica could accomplish an important corporate restructuring process, which allowed it to become a company with operations of its own, through the incorporation of Polibrasil on that date, and also allowed a significant simplification of its structure, providing more transparency and facilitating the understanding of its activities. Details on the evolution of the Company's ownership and the Takeover Bids can be found at the "Corporate Events" section.

Suzano Petroquímica implements new Financial Plan

Aiming not only at paying Basell for its stake in Polibrasil, but also at funding the project of expansion of production capacity, promoting the corporate restructuring and extending debt maturity with a simultaneous reduction in average cost, Suzano Petroquímica took advantage of a better moment of liquidity in the local and international financial markets, and structured a new financial plan. Among the operations, it is worth mentioning the International Finance Corporation - IFC long term financing signed on December 14th, 2005, in the amount of US$ 200 million, which first disbursement occurred in January, 2006. The implemented measures resulted in the expansion of the average debt amortization term from 2.5 years to 6.4 years and, at the same time, the reduction of the cost of debt denominated both in local and foreign currencies. More details in the "Financial Result and Debt" section.

Suzano Petroquímica files a pioneer shelf registration program at CVM

In December, Suzano Petroquímica filed a shelf registration program at the Brazilian Securities and Exchange Commission (CVM) in order to be prepared to access the capital markets with a greater agility in the future. The program will be effective for two years and allows the issuance of securities in an amount up to R$ 800 million, including the issuance of promissory notes, simple debentures, debentures convertible into shares and also common and preferred shares. The program filed by the Company is the first Brazilian shelf registration program that involve a share offering besides debt securities, with flexibility to be exclusively dedicated to one or a combination of these funding options.

With the filing of this shelf registration program, the Company has created means by which it could have faster and more flexible access to the capital markets in the future, diversifying and broadening funding mechanisms that will help in the implementation of the Company's growth strategy in the Brazilian petrochemical sector.

Release of the Financial Statements in US GAAP

Aiming at complying with the requirements of Bovespa's Level 2 of Corporate Governance, and also offering a greater disclosure and making it easier for foreign investors to understand the Company's results, from 4Q05 on Suzano Petroquímica will present its financial statements also in US GAAP (US accounting standards). The implementation of the US GAAP accounting procedures has been a complex and demanding process, causing a one-month delay in the release of 4Q05 results compared to the original schedule, in view of the Company's decision to make both financial data – according to Brazilian and American accounting standards – available to the public at the same time.

Riopol starts operation and concludes first sale

After more than 3 years of building the industrial facility through the construction consortium led by ABB Lummus, the Riopol's launch ceremony took place on June 23, 2005, and counted with the presence of authorities and representatives of the Federal, State and Municipal Government. After getting over a few operating issues faced during the start-up of its units in the end of August, in mid-November the first polyethylene line began its operations, dedicated to the production of low density polyethylene (LDPE) and, in mid-December, the second line, dedicated to the production of high density polyethylene (HDPE) . Riopol produced some 10.5 thousand tons in 2005, of which approximately 4.3 thousand tons were sold to the


SUZANO
PETROQUÍMICA
2005 Results

domestic market, 2.4 thousand tons were exported and the rest used to build-up inventories. Riopol also began to sell propylene to Suzano Petroquímica and hydrogen and pyrolysis gas to Petrobras. Still in 4Q05, some 290 tons of polyethylene were sold as pre-marketing, ending such activities with a total volume of domestic sales of 92 thousand tons of polyethylene during the program.


SUZANO
PETROQUÍMICA
2005 Results

Message from the Management

2005 had a very special meaning for us. In a US$ 253.8 million operation, we acquired Basell's stake in Polibrasil and turned Suzano Petroquímica, previously acting exclusively as a holding company, into a company with operations of its own, leader in the production of polypropylene in Latin America. This initiative granted the Company new dimensions and represented the most important step towards the concretion of the growing strategy designed by us, based on the production of thermoplastic resins through world class industrial units and a strong positioning in the Brazilian Southeast, where more than 60% of the consumer market is concentrated.

Focusing on this goal, we also proceeded with investments in two polypropylene production capacity expansion projects, approved by the end of 2004. Together, these projects amount to 250 thousand tons and will increase the Company's production capacity to 875 thousand tons until the end of 2Q08 with an investment quite below (1/3 lower) the ones required for completely new units with the same characteristics. The total raw material supply necessary to support our expansion plan is set out through long term agreements.

And not only did we reinforce our participation in the polypropylene business, but we also expanded the Company's presence in the polyethylene segment with the beginning of Riopol's operations – the first Brazilian petrochemical facility based on fractions of natural gas for the integrated production of polyethylene. As it counts on raw materials alternative to naphtha, a traditional input used by the Brazilian petrochemical industry, but with tendency to shortage as well as a price increase trend in the medium and long run, Riopol brought new dimensions to the domestic petrochemical sector and reinforced Suzano Petroquímica's strategic positioning. This was also the year to expand our strategy of building a long term partnership with the capital markets. We started with a steady commitment of maintaining share liquidity at a satisfactory level to all shareholders, engaging efforts that resulted in an average daily trading volume of R$ 2.8 million, 339% above 2004 figures. In addition, with a groundbreaking operation in Brazil, the Company filed at the Brazilian Securities and Exchange Commission (CVM) a Shelf Registration Program comprising the issuance of shares or debt, on a joint or isolated basis, in an amount up to R$ 800 million and effective for two years. This operation opens an agile and flexible gateway to access debt and capital markets, allowing adjustments in the Company's capital structure and improvement in the liquidity of the outstanding securities.

Regarding the financial area, we carried out several operations that confirmed the Company's solidity and credibility in the domestic and international markets. Within these operations, we highlight the long term financing package with International Finance Corporation - IFC, in the amount of US$ 200 million, in order to fund Polibrasil's acquisition, our corporate restructuring, the polypropylene expansion projects and the reschedule of average debt maturity jointly with average cost reduction.

This period of accomplishments placed the Company in a more competitive position in the domestic petrochemical scenario of the next few years, when we expect a demand recovery derived from the acceleration of the economy that shall influence directly and indirectly the plastic segment in Brazil. In 2005, however, results reflect the difficulties imposed by the exchange variation, resulting in competitiveness loss of domestic prices in local currency and exports, as well as generate the increase in resins and transformed products import. In addition the difficulties settled by limited growth of the Country's economic activity and by the elevated prices of raw materials also affected the Company's results. Suzano Petroquímica Parent Company's operating cash generation (EBITDA), of R$ 156.5 million in 2005, was down 51% over 2004 and pro forma net revenue reached R$ 1,802.5 million, in line with the previous year. Net income closed at R$ 15.2 million, 86% lower than in 2004, and dividends proposed for 2006, subject to the General Shareholders' Meeting approval, amount to R$ 4.4 million, corresponding to 30% of the adjusted net income. Net income in 2005, when compared to 2004, was negatively impacted by approximately R$60 million, due to the combined effect of goodwill amortization regarding Basell's stake in Polibrasil, financial charges regarding Promissory Notes and sale of the propylene splitter unit, these last two factors are non recurrent and generated a R$ 42 million impact. The Company's management decided to keep the payment of dividends at its minimum obligatory level due to the accounting effects in the result recorded in the year, taking into account the phase of investments that the Company is starting.

Our shares also had their performance at the Stock Exchange affected by the sectors' scenario, ending the year priced at R$ 4.78, 26% below the R$ 6.46 year-end price in 2004. The Company's strategic movements helped its shares performance in 2005, which was better than the average of the petrochemical sector's shares traded at stock exchanges.

We understand that the sectors' recovery expected for 2005 was postponed due to transitory factors. Therefore, we keep working with a favorable scenario for the sector and internationally in the next years, specially in Brazil, hoping that the exchange and interest rates will change direction, contributing to reestablish the structural competitiveness of the industrial activity in the Country. We started the year with the satisfaction of having concluded important steps of the strategic plan designed for Suzano Petroquímica's growth, always focusing on the sustainability principles that characterize the Group's management and searching for opportunities that can create value to all stakeholders. We are following the proposed path, facing the new dimensions that we worked to conquer.

The Management


SUZANO
PETROQUÍMICA
2005 Results

SUZANO PETROQUÍMICA PARENT COMPANY

Industry and Economic Outlook

2005 brought great challenges for the petrochemical industry. Starting the year with the momentum of enthusiasm that took over the end of 2004, the industry faced in 1H05 an unexpected demand retraction, consequence of the consumption of converters inventories build up by the end of 2004, which directly impacted resin price. By the end of 1H05, after a significant drop in the converters inventory levels, a demand recovery movement started, enabling a price recovery, which remained fairly stable in 2H05.

In Brazil particularly, this scenario was more dramatic for the petrochemical industry, as in addition to the international market similarity, some Brazilian economy fundamentals had negatively affected the competitiveness of the activity in the country. High interest rates promoted a strong slowdown in the economy, affecting industrial segments that are great thermoplastic resin consumers, such as the food and consumption goods sectors. In 2005, according to data provided by Coplast/Siresp, the domestic demand for polypropylene dropped by 3.8% in comparison to the domestic consumption recorded in 2004, after more than 10 years of consistent growth.

Additionally, the process of over-appreciation of the local currency directly affects the composition of the resin price in reais, once prices in the domestic market are influenced by international quotations in U.S dollars. As a consequence, they have a strong influence over the Company's net revenues and operating cash generation, especially when compared to periods when real was more depreciated. On the other hand, an appreciated exchange rate has a positive impact on financial expenses when denominated mostly in US dollars, as occurred from January 2006 – when we received the IFC financing package – on. The Company did not benefit from that in 2005, as it still had a relevant portion of its debt denominated in reais as a result of the Promissory Notes issued as a bridge loan to the acquisition of Basell's stake in Polibrasil.

In 2H05 a recovery in local sales and thermoplastic resin prices was observed, especially polypropylene, after the drop in converters inventories during 1H05 and demand's seasonality of the period, mainly in 3Q05, allowing a slight polypropylene sale price recovery. Even though, such sale price readjustments were not enough to insure a total recovery of the business margins, still quite depressed when compared to previous years.

Production

In thousand tons


146
161
138
4Q04
3Q05
4Q05

Suzano Petroquímica, which operates the polypropylene (PP) business, produced 137.8 thousand tons in the quarter, 5.7% and 14.4% below 4Q04 and 3Q05, respectively. This lower production in 4Q05 was due to (i) an eighteen-day maintenance stoppage in the Camaçari unit in December, which combined the possibility of adjusting the production to a weaker demand in the period with the opportunity to anticipate regular maintenance activities in the unit; and (ii) the sale, to Basell, of the compounding business in September 2005.

The production accumulated in the year reached 577.2 thousand tons, in line with the accumulated production recorded in 2004, even considering the sale of the compounding business, and the average operating rate in the year reached 90.0%.

In thousand tons


579
577
2004
2005



2005 Results
SUZANO
PETROQUÍMICA

Sales



In thousand tons
EM
DM
143
127
111
4Q04
3Q05
4Q05

Total sales volume in the quarter, of 127.1 thousand tons, reflected a seasonal 24.4% drop in comparison to the previous quarter and an 11.1% drop in comparison to the same period of 2004. It is worth mentioning that 3Q05 posted a quarterly sales record in the Company's history. Sales volume in 2H05 recorded a 18.1% growth when compared to the first half, mainly led by the food, consumption goods and vehicle segments.



In thousand tons
ME
MI
569
-4.2%
545
94
105
475
440
2004
2005

The Company's total sales volume in the year totaled 544.8 thousand tons, a volume 4.2% below the previous year, in line with the 3.8% decrease in the polypropylene domestic demand in the period, according to Coplast/Siresp data. The 32.5% increase in Brazilian polypropylene resin imports, and the 45% increase in the imports of plastic products already transformed in some important business segments, also contributed to the drop in 2005 domestic sales. In 2005, 80.8% of the Company's sales were directed to the domestic market.



Exports 2005
Others 6%
South America 48%
Asia 22%
Africa 24%

In 4Q05, polypropylene exports totaled 27.3 thousand tons, volume 14.8% below the same period of 2004 and 26.9% below the previous quarter. Since September 2005, when Basell was no longer a partner at Polibrasil, the Company broadened its expansion opportunities and started selling to the USA and Europe which represented, in the quarter, 4.2% and 8.0% of the Company's exports, respectively, pointing out the beginning of the Company's penetration and market development in these regions. Exports reached more than 104.6 thousand tons in the year, 11.8% above the volume recorded in 2004. In the year, the volume exported corresponded to 19.2% of the Company's sales volume, in comparison to 16.5% in 2004. South America was the main destination, responsible for 48% of total exports.

Net Operating Revenue



In R$ million
EM
DM
1Q04
3Q04
1Q05
3Q05

In 4Q05, Suzano Petroquímica Parent Company's net operating revenue reached R$ 410.0 million, a 23.1% drop in comparison to the same period of 2004, as a result of the combination of the 11.1% and 12.7% drop in sales volume and average price, respectively, in Reais, generated by the appreciation of the local currency versus the US Dollar. In comparison to 3Q05, net revenues in Reais was down 21.4%, as a result of the 24.4% decrease in sales volume, despite the 5% average raise in prices recorded in 4Q05. Net operating result in the year totaled R$ 1.8 billion, in line with



EM
DM
270
274
1,542
1,529
2004
2005


2005 Results

2004 figures as, in 2005, the average price was 3.8% above the previous year, offsetting effect of the 4.2% drop in sales volume.

Cost of Goods Sold (COGS)


COGS 2005
Labor 3%
Electric Power 1%
Other materials/inputs 10%
Depreciation 4%
Others 7%
Main raw material 75%

Polypropylene cost of goods sold in the quarter was R$ 349.5 million, 22.6% lower than in the previous quarter mainly due to the 24.4% drop in sales volume. Unitary COGS in the quarter was 1.4% lower than the cost recorded in the same period of 2004, and 2.3% higher than the cost recorded in the previous quarter. Cost of goods sold in the year was R$ 1.56 billion, 9.8% higher than in 2004, as a result of the 4.2% decrease in sales volume and an increase in variable costs resulting mainly from de elevation of the average cost of propylene, besides the raise in other inputs of the production process and electric energy.

Operating Expenses

Selling, general and administrative expenses and other operating expenses regarding the polypropylene business reached R$ 45.1 million in the quarter, 4.4% above 3Q05 and in line with the same period of the previous year. In 2005, the Company's operating expenses suffered adjustments regarding the revision of the booking of the *splitter*[1] in the Company's past results, which will not impact future results as the unit was sold to Petrobras - that decided to previously exercise its call option foreseen in the agreement between the parties - by the end of 2005,.

The main factor the impacted selling expenses was the increase in freight expenses, especially because of the increase in exports. Regarding administrative expenses, the increase was mainly due to the raise in personnel expenses, the booking of the goodwill amortization regarding Polibrasil's acquisition and the record of some non-recurrent effects related to expenses with the corporate restructuring. Total goodwill amounts to R$ 418.5 million and will be amortized in 7 years.

In the year, selling, general and administrative expenses and other operating expenses totaled R$ 155.7 million, 10.7% above the R$ 140.6 million recorded in 2004. 68% of the total operating expenses relate to domestic and international freight expenses, and 24% to personnel expenses.

[1] *Splitter – propylene splitting unit, installed at RECAP (Petrobras' refinery), at the time of the beginning of the operation of the Mauá unit. The splitter was built through investments made by the Company and sold to Petrobras by the end of 2005.*

EBITDA


19.0%
15.1%
16.5%
20.1%
12.6%
6.0%
8.5%
8.1%
64.2
67.9
81.2
107.0
50.9
28.0
44.3
33.3
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
EBITDA EBITDA Margin

Parent Company's EBITDA was R$ 33.3 million in 4Q05, 68.8% lower than in the same period of 2004, keeping in mind that during 4Q04 the industry experienced an extremely favorable momentum, induced by the enthusiasm of the expected beginning of the petrochemical industry fly-up. In comparison to 3Q05, there was a 25.3% drop, in line with the 24.4% sales volume drop.


17.7%
320.3
8.7%
156.5
2004
2005
EBITDA
EBITDA Margin

EBITDA margin was 8.1% in the quarter, 4 b.p. lower than 3Q04, and 2005 EBITDA margin was 8.7%, 9 b.p. below 2004 margin.


SUZANO
PETROQUÍMICA
2005 Results

In 2005, the Company's EBTIDA accumulated totaled R$ 156.5 million, 51.1% below the R$ 320.3 million recorded in 2004. This drop in EBITDA in the last twelve months is a result of the marginal compression and by a lower sales volume accomplished.

Financial Result and Debt

In 2005, taking the opportunity provided by a better liquidity in the local and international financial markets, Suzano Petroquímica accomplished its restructuring aiming at (1) the acquisition of Polibrasil's control; (2) the corporate restructuring for the incorporation of Polibrasil, transforming the original holding Company into an operating Company; and (3) the partial financing of the polypropylene expansion project for the Mauá (SP) and Duque de Caxias (RJ) units in 250 thousand tons/year, which will allow Suzano Petroquímica to reach in 2008 a production capacity of 875 thousand tons/year.

In September 2005, to face Polibrasil's acquisition and the corporate restructuring, the Company raised approximately US$ 265 million, previously through:

(i) Export Credit Notes, through Banco Votorantim S.A., in the amount of US$ 40 million, with a 10 year maturity and a 7.97% p.a. fixed cost in US$; and

(ii) Promissory Notes ("NPs") issued on August 31, 2005 in the amount of R$ 540 million, equivalent to US$ 225 million, with a 180 days maturity, renewable for more 180 days, with interest of 0.60 % p.a above CDI. The NPs worked as a bridge loan, as a long term loan with the International Finance Corporation - IFC was already under negotiation with the agreement being reached on December 2005.

Also in 2H05 the Company liquidated, previously and voluntarily, Polibrasil's debt, replacing them with longer average maturity and lower cost debts:

(i) US$ 30 million with Banco ABN Amro S.A., which remaining 3.3 years maturity with interest of Libor + 2.75% p.a. was refinanced by the same bank with a new credit line of the same amount, hired as export pre payment, with a 7-year maturity, and a 3-year grace period at a Libor + 1.60% p.a. cost;

(ii) US$ 59.9 million with FMO (Financierings-Maatschappij voor Ontwikkelingslanden N.V.) and a banking syndicate, with a remaining 2.1 year average weighted maturity and average interest of Libor + 3.61% p.a.: refinanced through an Export Credit Note with Banco Votorantim S.A. in the amount of US$ 60 million and a 10-year maturity, at a 7.97% p.a. fixed cost in US$; and

(iii) Refinancing of U$12.5 million through an export pre payment with Banco Santander. The operation cost was Libor +1.79% p.a., corresponding to a 71 b.p. decrease, and the expansion of the maturity in 1.5 years (total maturity of 5 years).

To continue with the Company's financial plan, the following debts were issued in order to partially liquidate the Promissory Notes:

(iv) in October 10, 2005, the Company issued R$ 96 million in Export Credit Notes with Banco Bradesco S.A., at a 105.5% of CDI interest rate maturing in 2011 and 2012;

(v) In November 11, 2005, other Export Credit Notes in reais with swap to US Dollars were issued with Banco Itaú S.A. in the amount of R$ 75 million and a 7-year term at an effective cost of exchange variation + 6.8% a.a.;

(vi) in December 28, 2005, US$100 million were funded through Export Credit Notes with Banco do Brasil, at a 106% over CDI rate and maturities in 2013 and 2014; and

(vii) Finally, in December, 14, 2005 Suzano Petroquímica reached a long term financing agreement with IFC in the amount of US$ 200 million, of which US$ 160 million were disbursed at the beginning of 2006 and used to liquidate the rest of the NPs which were still part of the Company's debt in 12.31.05. Such financing represents the last stage of the Company's financial restructuring.


SUZANO
PETROQUÍMICA
2005 Results

In December 29, 2005, the Company sold the Splitter (propylene splitting unit) to Petrobras for R$ 65,7 million, anticipating the liquidation of the existing free lease agreement.

The IFC financing is divided in three lots: lot A, in the amount of US$ 50 million, with a 11.5 year maturity, 3 years of grace period and a Libor + 2.75% p.a. cost; lot B, of US$ 140 million, with a 8 year maturity, 2.5 years of grace period and Libor + 2.00% p.a.cost; and lot C, in the amount of US$ 10 million, with a sole installment in the 12th year at a total maximum cost of 12% p.a.. The taxes of lots A and B can be reduced in 0.25% p.a. in case certain contractual clauses are followed.

While lots A and C are directly financed by IFC, lot B was syndicalized and financed by first line international banks The syndicalization recorded a demand higher than the supply, allowing a lower appropriation by each of the banks, named: Banco Santander Central Hispano S.A., ABN AMRO Bank N.V., Sociétè Generale S.A. and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO) with US$ 26.25 million each, and Banco Bilbao Vizcaya Argentaria S.A and Natexis Banques Populaires, with US$ 17.5 million each.

The remaining US$ 40 million to be disbursed will partially finance the expansion project at the Company's Mauá (SP) and Duque de Caxias (RJ) units as well as the marine terminal. It is also part of the package the approximately R$ 95 million BNDES financing, in the final stage of negotiation and which terms and conditions shall follow the new operating policy of the bank.

The first IFC financing disbursement, in the amount of US$ 160 million, took place only in January 2006, and was used to settle the remaining Promissory Notes that were still part of the Company's total debt on December 31, 2005.

Therefore, the current profile of the Company's debt does not reflect the Company's reality by the end of 2005.

Total Indebtedness (R$ million) and exposure per currency (%)


1,175.6
1,132.0
386.4
50.8%
17.6%
82.4%
49.2%
69.4%
2004
2005
post IFC
US$
R$

Exposure per term (%)


57.0%
58.5%
89.2%
43.0%
41.5%
10.8%
2004
2005
post IFC
Short term
Long term

Exposure per Index (%)


15.0%
48.0%
2004
2005
Post IFC
TJLP
TR
CDI
US$ FIXED
US$ LIBOR
IGPM

According to the Parent Company's pro forma Financial Statements, Net Debt/Ebitda ratio was 6.34 in December 31, 2005, against 1.09 in the end of 2004. This ratio was double affected in 2005 impacted, on one hand, by the raise in the Company's debt and, on the other, by the reduction in the cash generation, as described above.

The raise in the debt leverage ratio does not represent a relevant risk because of the significant lengthening in the average term of amortization of the debt. The strategy for reducing it is based mainly on the recovery of the levels of cash generation of the Company, which will count on the contribution of the expansions in the production capacity, already in course.


6.34
1.09
2004
2005


SUZANO
PETROQUÍMICA
2005 Results


In US$ million
46
13
32
48
48
62
71
53
20
44
64
12
2011
2012
2014

The Company's financial restructuring allowed a decrease in the cost of debt after the IFC disbursement in January 2006. The cost of debt in August, 2005, before the disbursement, was exchange variation + 6.85% p.a., reduced to exchange variation + 6.54% p.a. after IFC, according to the market parameters at the time. Nowadays[1], the average cost of debt is monetary variation + 6.75% p.a. The average term of amortization of the debt was 2.5 years before the financing, in August, 2005, and was extended to 6.4 years. Nowadays[1], the term is of 6.1 years.

In the quarter, financial expenses totaled R$ 69.9 million due to higher debt and related costs, such as commission and taxes. In the year, the Company's financial expenses totaled R$ 52.7 million, 74.0% above the financial expenses recorded in 2004, mainly due to the results of the fourth quarter of this year.

Net Income

In the year, Suzano Petroquímica's net income was R$ 15.2 million, a 86.0% drop in comparison to 2004. This drop is explained by the lower margins recorded in 2005, besides the higher administrative, selling and financial expenses, the last two deriving from the new debts hired by the Company. Also contributed to this result the record of goodwill resulting from Polibrasil's acquisition and non-recurrent items, such as the accounting loss originated from the Splitter sale to Petrobras, in the amount of R$ 13.9 million.

Dividends

Based on the R$ 15.2 million net income recorded in 2005, the dividend distribution proposal to be submitted to Shareholders' Meeting approval is of R$ 4,352 thousand, corresponding to 30.1% of the adjusted net income, in compliance with the minimum 30% mandatory foreseen at the Company's Bylaws. Dividend proposed correspond to R$ 0.0192 per share, common or preferred. Considering the weak result recorded in the year, and aiming at preserving the Company's financial health, the dividend payment for the fiscal year 2005 was limited to the mandatory level.

Capex

In 2005, Suzano Petroquímica invested R$ 44.1 million in Capex, focused on expansion projects, improvement of the industrial facilities and development of new products.


33.2
44.1
2004
2005

The Company's main investment projects currently on going are: (1) the 250 thousand tons/year expansion Project in Mauá (SP) and Duque de Caxias (RJ) units; (2) the construction of a marine terminal in Duque de Caxias for receiving the units' propylene; (3) implementation of the first pilot plant in the Mauá unit. The total budget for these projects is of approximately US$ 95 million, distributed as follows:

US$ million	2005	2006	2007	2008	total
Capex Projects	2.0	52.6	26.6	13.8	95.0

For such projects, we choosed to implement a financing strategy based on long term debt instruments. The International Finance Corporation (IFC) will finance US$ 40 million in two steps, with a 12 year total maturity and three year grace period for the first, and a 8 year maturity with a two and a half year grace period for the

[1] March, 06, 2006.

second. BNDES will participate with approximately R$ 95 million in conditions still to be settled, but that will follow the bank's policy.

The Mauá unit expansion will demand investments of some US$ 45.3 million and enable its installed production capacity to grow from the current 300 thousand tons/year to 450 thousand tons/year until 2008. In 2Q06 the first stage of the expansion project shall be concluded, increasing the unit's polypropylene production capacity to 360 thousand tons/year and, at a second stage, which is expected to be concluded until 2Q08, such capacity will increase by another 90 thousand tons/year. After the expansion, the Mauá unit will be the world's largest unit operating with Spheripol technology.

The estimated investment for the Duque de Caxias unit expansion project, from the current 200 thousand tons/year to 300 thousand tons/year, is amounts to approximately US$ 34.3 million, and should be concluded in 2Q07.

Aiming at optimizing the logistics potential and reaching a higher independency in the propylene supply of the Duque de Caxias unit, the Company will built its own marine terminal for the reception of raw material, which is expected to be concluded by the end of 2006 trough a total estimated investment of US$ 15.5 million. Such investment is very important for this unit's operation, as it will reduce the waiting period for the reception of propylene, as well as the risk of receiving contaminated raw material, improving the unit's operating efficiency and the quality of its products.

Both projects present a a very low investment per additional ton produced, as they consist of expanding capacities that already exist, making their budget quite lower than what would be required for a completely new unit.

The Company is currently evaluating a project for the implementation of its first pilot plant in the Mauá unit, which could be concluded in 2Q08. The new pilot plant will reproduce, in a lower scale, the unit's polypropylene production process and will allow great technological developments, considering the possibility of testing new products in a smaller scale, reducing the costs related to the creation of test products, restricted because of the scale, and improving the production process.

Corporate Events

The acquisition of Polibrasil's control in September 2005 enabled the Company to start a large corporate restructuring process, aiming at simplifying the structure of its joint controlled companies, as well becoming an operating company. The corporate restructuring took place between September and November 2005 and involved (1) the incorporation, by Suzano Petroquímica, of Suzano Química Ltda., Polibrasil Participações S.A., Suzano Poliolefinas Ltda. (previously Basell Brasil Poliolefinas Ltda.), Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. on November 30, 2005, and (2) the accomplishment of two Takeover Bids for Polipropileno S.A. and Polipropileno Participações S.A..

The financial settlement for these two takeover bids took place on November 29, Suzano Petroquímica only incorporated Polipropileno S.A., as the amount of Polipropileno Participações S.A. shares remaining after the takeover bid was slightly higher than 5% of the total capital.

By the end of the process, concluded on November 30, 2005, the Company was able to accomplish an important simplification of its structure, providing more transparency and facilitating the understanding of its activities, as follows.

Structure before the restructuring


SUZANO
PETROQUÍMICA
100,0%
SPQ Invest. e Partic. Ltda
100,0%
Suzano Química
100,0%
Basell Poliolefinas
50,0%
100,0%
Suzanopar Petroq. Ltda.
33,9%
Politeno
86,6%
Poliprop. Participações
20,1%
Petroflex
33,3%
Rio Polímeros
50,0%
Polibrasil Partic. SA
11,1%
10,9%
Norquisa
9,1%
98,1%
Polipropileno S.A.
100,0%
Polibrasil Resinas
Legenda:
% no capital total
Holding
Operacional

Structure after the restructuring


SUZANO
PETROQUÍMICA
SPQ Invest. e Partic. Ltda
Polipropileno Participações
Suzanopar Petroq. Ltda
Petroflex
Politeno
Norquisa
Braskem
Legenda:



SUZANO
PETROQUÍMICA
2005 Results

Capital Markets

Suzano Petroquímica aims at being and attractive investment alternative in the capital markets for its corporate governance practices excellence. Liquidity, fair disclosure, transparency and accountability are some of the Company's priorities, which shares are listed at Bovespa's Level 2 of Corporate Governance. After the Company's IPO on December 2004, it was possible to observe, in 2005, an important increase in the share liquidity, increasing its average daily traded volume from a R$ 642 thousand/day level in 2004 to approximately R$ 2.8 millions/day in 2005.



Average daily trading volume \szpq
('000 Reais/day)
339%
2817
642
2004
2005

Due to the difficult petrochemical scenario in 2005, which impacted the sector's companies results, the ones with shares traded in stock Exchange recorded a significant drop in their share price during 2005. Suzano Petroquímica, due to its strategic movements accomplished in 2H06, had its shares less impacted by the sector's performance when compared to its peers.

With the filing of the shelf registration program at CVM by the end of 2005, the Company expects to access the capital markets – by debt or shares – in order to enable the execution of its strategy to consolidated itself as one of the two main players in the petrochemical industry in Latin America.



SZPQ4 x Ibovespa Performance
FBI jan/04 = 100
300
250
200
150
100
50
0
jan-04
apr-04
jul-04
oct-04
jan-05
apr-05
jul-05
oct-05
162
149
SZPQ
Ibov

Social environmental Responsibility for Sustainable Development

Suzano Petroquímica monitors its environmental performance as to evaluate the impact of its activities and set plans for minimizing these impacts even more. Still in 2002, the Company decided to adopt the environmental standards settled by the World Bank, which are more restrictive than the Brazilian legislation, and started the necessary researches and projects for adequacy of its units to these standards. The implemented projects attended to a large part of the World Bank's requirement and allowed effluent treatment systems improvement. Attending World Bank's standards is also part of the financial agreement with IFC.

In 2005 Suzano Petroquímica invested R$ 1.2 million in environmental projects, aiming to adequate units to the standards settled by the World Bank. The main projects executed in the year were: (1) improvement at the effluent treatment stations and building a new area for residual storage at the Mauá unit (R$ 136 thousand investment); (2) implementation of piping for connecting its effluents from the Duque de Caxias unit to Petroflex, to be treated at an advanced treatment station (R$ 500 thousand investment); and (3) improvement on the boiler for the burning of non reacting gases in the process of Camaçari, aiming at reducing volatile organic compounds, and the implementation of philter for the reduction in powder issuance (R$ 522 thousand investment).

In a partnership with the State of Bahia Environmental Resources Center (CRA), the Company developes a program, with the Camaçari's Recycling Materials Cooperative (Coopemarc), to diagnose, recommend and follow the implementation of good environmental practices, and also supply tools that allow the continuity of the collectors' activities. In 2005, the work accomplished with Coopemarc was awarded with the FIEB award, promoted by the Federation of Industries of the State of Bahia, at the Ecology category as the best social environmental project of the State of Bahia, and the Bramex Environmental Award, promoted by the Brazil-Mexico Commerce, Industry and Tourism Chamber as the best social environmental project in Brazil. The Bramex award aims at acknowledging companies' initiatives that create and implement a clean development mechanism, therefore reducing the environmental impact of its production activities and promoting environmental responsibility among its employees.

Suzano Petroquímica, in compliance with its Social Performance principles, understands that the relationship with the community should be translated into a co-responsible partnership for social development, through the capacity of hearing different affected parties' opinion, and incorporating them to its activities.

Its Social Investments search for the development of the local community, under the company's influence, long term and sustainable relationship that enables the internal and external participation focused on Education.

As a highlight we can mention the V Script Competition Reading is Necessary in partnership with the Ecofuturo Institute, directed to children and teenagers between 7 and 14 years of age, students of public and private schools, aiming at stimulating and valuating the creativity through writing, revealing that writing is a way to share ideas, histories and adventures, approaching youngsters to books. The 5th Edition of the Script Competition Reading is Necessary counted with the participation of 5,853 schools, with more than 400,000 children and teenagers and 21 thousand scripts applied.

Also in partnership with Ecofuturo Institute, Suzano Petroquímica launched in January 2006 its second Public Library Reading is Necessary of Camaçari (the first library is in Mauá) searching for the democratization of the access to books, reading and writing, introducing reading in the community's daily activities, aiming also at cultural diffusion, ransom and appreciation of the local culture. It counts with a 2,500 book collection.

In Duque de Caxias, with the Little Great Friends Chorus Project, with the Jardim Ana Clara community, the Company aims at stimulating social development trough music, improving the human been sensibility, its concentration capacity and memory, providing benefits, in children's case, to the alphabetization and mathematical logics, enlarging their horizon, and enabling their potential, for greater opportunities in each children's life.

In summary, Suzano Petroquímica understands that its responsibility is not only of paying taxes, creating jobs and offering quality products to the market. In addition to the economical contribution, its is involved with an active participation in projects for improving community's life, not implying on a paternal relationship but, above everything, being translated into a way to stimulate the development without settling dependency.

Guidance for the polypropylene business

The international scenario for the petrochemical industry continues to be positive for the period between 2006 and 2008 as, despite the high level of petroleum prices, the international economic activity, especially in countries such as India, China and the USA, has shown consistency and assured a good phase for the industry and a positive outlook for the next years, mainly until 2008. But the effects of such moment will only be positive for the Brazilian petrochemical industry if there is a reversion of the process that combines high interest rates with an over appreciated exchange rate, reestablishing the competitiveness of the domestic industry.

The low reduction in interest rates observed in Brazil so far has already shown its reflexes on the recovery of domestic demand, which could also be propelled in 2006 by the 16.7% minimum wage readjustment, together with the expansion of consumer financing, besides events such as the world cup and elections, which could stimulate even more the use of plastic material. Despite that fact, the current situation of the exchange rate has practically offset the effect of the importing tax, highly stimulating the entrance of imported goods in the Country and reducing the competitiveness of our exports.

If interest and exchange rate levels go back to normal, we expect the polypropylene business to return to its normal activity levels, allowing a more consistent transfer of the raise in the price of raw materials derived from the elevation of petroleum prices.


2005 Results

Recent Events

- In January, the first IFC disbursement took place, in the amount of US$ 160 million, fully driven to settling the Company's Promissory Notes issued to face a payment to Basell on September 1st, for its stake in Polibrasil
- The Company was granted with the EMBANEWS 2006 award, in the Research/Company category, with the Polibrasil Shoe Collection packages. Granted since 1992 by the Embanews Magazine, this award is dedicated to companies that propose innovation for its packages. The Research category evaluates innovation, implementation easiness, adequacy, engineering, safety and benefit to the community.
- Considering the Company's strategy of promoting a rotation of market makers for the shares traded in the stock exchange, with the termination of the term of the contract between Suzano Petroquímica and Ágora Sênior in February, 28, 2006, Pactual Corretora started acting as the market maker for the Company's preferred shares from March 1st, on. Ágora Sênior remained as the Market Maker of Suzano Papel e Celulose's shares, and the group believes that a healthy competition between the market makers could stimulate even further the growth of the liquidity of the companies' shares and benefit their respective shareholders.


SUZANO
PETROQUÍMICA
2005 Results

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the Consolidated Results

Consolidated Highlights* (R$ million)	4Q05	4Q04	Δ% Year	2005	2004	Δ%
Net Revenue	573.4	717.7	(20.1)	2,520.6	2,516.3	0.2
Gross Income	86.3	178.8	(51.7)	376.0	536.5	(29.9)
Gross Margin	*15.1%*	*24.9%*	*(9.8) b.p.*	*14.9%*	*21.3%*	*(6.4) b.p.*
Ebitda	45.3	129.6	(65.1)	232.8	414.5	(43.8)
Ebitda Margin	*7.9%*	*18.1%*	*(10.2)b.p*	*9.2%*	*16.5%*	*(7.3)b.p*

* Pro-forma consolidated results taking into consideration 100% stake in Polibrasil Participações S.A. for all analyzed periods

Production (000 t)	4Q05	4Q04	Δ% Year	2005	2004	Δ%
Politeno	88.3	87.9	0.5	354.5	327.5	8.2
Petroflex	81.8	95.0	(13.9)	331.6	362.0	(8.4)
Riopol*	10.5	NA	-	NA	NA	-

* Regarding pre-operating stage

Sales (000 t)	4Q05	4Q04	Δ% year	2005	2004	Δ%
Politeno	82.5	86.6	(4.7)	352.9	335.9	5.1
DM	64.3	68.6	(6.3)	279.5	290.9	(3.9)
EM	18.2	18.0	1.1	73.4	45.0	63.1
Petroflex	81.9	95.6	(14.3)	322.2	363.5	(11.4)
DM	48.8	68.7	(29.0)	203.8	258.0	(21.0)
EM	33.1	26.9	23.0	118.4	105.5	12.2
Riopol	7.0	10.4	(32.2)	35.1	45.4	(22.7)
DM	4.6*	10.4	(55.4)	32.7	45.4	(22.8)
EM	2.4*	-	-	2.4	-	-

* Regarding pre-operating stage: include.s only 290 tons ok pre-marketing sales, concluding the activity

Riopol

4Q05 represented an important step-forward period for Riopol. After same operating problems faced during the unit's start up, by the end of August, by mid November 2005 Riopol started its first polyethylene production line, dedicated to the production of linear low density polyethylene (LLDPE) and, by mid December started to operate its second production line directed to the production of high density polyethylene (HDPE). During 4Q05 Riopol carried out some tests at the ethylene and polyethylene production units, producing approximately 10.5 thousand tons until December 2005, out of which 4.3 thousand tons were commercialized to the domestic market, 2.4 thousand tons to export markets and the remaining amount was directed to inventories build up. It is worth mentioning that resins sold in the quarter, through pre operating activities, will not be reflected in Riopol's results. As it is a test and implementation of the new facility stage, the result of this sale receives a specific booking treatment, being differed from total investment, therefore, not affecting the Company's financial statements. The pre operating stage is expected to be concluded by the end of 1Q06, when the acceptance of the facility by Riopol is expected, as it is still under custody of the construction consortium. In 4Q05 there approximately 290 tons of polyethylene were also commercialized as pre marketing, concluding such activities, reaching a total polyethylene sales of approximately 92 thousand tons during the program.

The pre operating stage is expected to be concluded by the end of 1Q06, when the acceptance of the facility by Riopol is expected after the conclusion of the tests, as it is still under custody of the construction consortium.

The delay at Riopol's operating start up caused the necessity of an additional input by its stakeholders. In December, the Company inputted an additional amount of US$ 21 million in Riopol, which was already foreseen at the structural project up to the limit of 1/3 of US$ 50 million, corresponding to US$ 16.7 million, in the case of a cost overrun in the project. Also in December, Riopol hired a new financing line with BNDES in the amount of R$ 21.4 million.

As a result, investments in Riopol, until now, reached US$ 1.155 billion, out of which US$ 496 million from stakeholders own capital, US$ 659 million from financing lines and the remaining amount from Riopol's own financial investments.

The Company's guidance for Riopol's production in 2006, of 460 thousand tons, does not correspond to the present reality, taking into consideration the delay in the operating schedule. As during 1Q06 Riopol continued with performance and reliability tests at the ethylene and polyethylene units, the new polyethylene production in 2006 guidance is of 370 thousand tons. Taking into consideration that Riopol holds a contract obligation of directing 150 thousand tons to export per year, 220 thousand tons should be directed to domestic market and inventories build up.

Due to the delay in the facility's construction and the conclusion of pre operating tests, Riopol is negotiating with the financing banks the rollover of loans maturity to 2007. The negotiations are at an advanced stage and should be concluded in the first half of 2006.

Politeno

The production in the quarter reached 88.3 thousand tons, in line with the same period of 2004 and 2.0% below the previous quarter, even with a 98% operating rate. The production accumulated in the year was 354.5 thousand tons, 8.2% above 2004, corresponding to the highest annual production in Politeno's history, accomplished through a higher ethylene reception, its main raw material. During the year, the average operating rate was 98.5%, being of 91.0% in the previous year, with a 96.7% average rate of first line products.

The company recorded sales volume of 82.5 thousand tons in the quarter, down by 4.7% the same period of 2004, mainly at the domestic market, where a 6.3% drop was recorded. Sales volume in the year, on the other hand, was 5.1% above the sales volume recorded in 2004, reaching 352.9 thousand tons. This growth was possible mainly due to the Company's ability to direct sales to export markets, which grew by 63% in comparison to 2004, as an alternative for its products due to a weaker demand recorded in 2005.

Petroflex

Petroflex produced 81.8 thousand tons of synthetic elastomers in the quarter, 13.9% below the same quarter of 2004, with an 80% average operating rate. The production accumulated in the year was 331.6 thousand tons, down by 8.4% the production in 2004, as a result of the adequacy to a weaker demand level in the year, mainly for basic products.

The company's sales volume in the quarter was 81.9 thousand tons, recording a 14.4% decrease in comparison to 2004, but recording a 10.8% recovery in comparison to the previous quarter, already as a result of the increase in the domestic market. Sales volume in the year was 322.2 thousand tons, posting an 11.4% drop in comparison to the previous year, mainly due to the drop in domestic demand, where sales dropped 21% in 2005. The segment that was mostly affected by this retraction was basic products, with a 21.8% drop, while performance and special products sales, directed mainly to export markets, grew 42.8% and 8.6%, respectively.

Net Operating Revenue

Pro forma consolidated net operating revenue reached R$ 573.4 million in the quarter, 20.1% lower than the net operating revenue recorded in 4Q04, as a result of the drop in sales volume, mainly of polypropylene and synthetic elastomers. Net operating revenues accumulated in the year, R$ 2,520.6 million, was in line with 2004, as, despite lower sales volume, counted with higher average sale price in 2005.

Net Operating Revenue R$ million	4Q05	4Q04	Var. %	2005	2004	Var. %
Suzano Petroquímica Parent Company	**410.0**	**533.4**	**(23.1)**	**1,802.5**	**1,812.4**	**(0.5)**
Politeno*	96.7	93.6	3.4	409.3	391.7	4.5
Petroflex*	66.7	77.3	(13.7)	276.3	262.7	5.2
Riopol*	(0.07)	13.4	-	32.4	49.5	(34.5)
Suzano Petroquímica Consolidated**	**573.4**	**717.7**	**(20.1)**	**2,520.6**	**2,516.3**	**0.2**

* Suzano Petroquimica Stake

** Pro forma consolidation, taking into consideration for all analyzed periods a 100% stake in Polibrasil, 34.99% in Politeno, 20.12% in Petrolfex and 33.33% in Riopol.

- **Riopol:** In the year, Riopol's net operating revenue was R$ 97.4 million, 34.5% lower than in the previous year due to the decrease in sales volume for the pre marketing, as per the imminence of the unit's start up. Riopol's negative consolidated net revenue in 4Q05 was due to the replacing of own production sales, which had unduly been booked instead of differed from assets, as the only sale genre acknowledged for Riopol up to that moment was from the pre marketing program.
- **Politeno:** Politeno's net operating revenue in the quarter reached R$ 276.4 million, 3.4% higher than in 4Q04, as the 8.5% average sale price increase was offset by a 4.7% lower sales volume in the period. Net operating revenue in the year was R$ 1,169.9 million, 4.5% higher than in 2004, as a consequence of a sales volume 5.0% higher, once annual average price remained in line between the years.
- **Petroflex:** Petroflex's net operating revenue in the quarter was R$ 331.7 million, corresponding to a 13.7% drop in comparison to the same period of the previous year mostly due to lower sales volume. Net operating revenue in 2005 was R$ 1,373.2 million, 5.1% above 2004 figures, as a result of a 18.6% higher average sales price in the year, offset by the 11.4% decrease in sales volume effect. Performance products (higher added value) represented 25% of total sale in 2005, versus 16% in 2004.


SUZANO
PETROQUÍMICA
2005 Results

Cost of Goods Sold (COGS)

Consolidated COGS in the quarter was R$ 487.1 million, 9.6% below the same period of 2004, mostly explained by lower petrochemical products sale volume in the quarter. In the year, accumulated COGS was R$ 2,144.6 million, corresponding to an 8.3% increase in comparison to 2004, mainly as a result of lower sales volume and higher petrochemical raw material costs.

Cost of Goods Sold R$ million	4Q05	4Q04	Var. %	2005	2004	Var. %
Suzano Petroquímica Parent Company	**349.6**	**398.6**	**(12.3)**	**1,561.5**	**1,422.4**	**9.8**
Politeno*	79.5	67.6	17.6	332.5	303.0	9.7
Petroflex*	57.7	60.5	(4.6)	219.2	210.0	4.4
Riopol*	0.3	12.3	(97.2)	31.4	44.5	(29.3)
Suzano Petroquímica Consolidated**	**487.1**	**539.0**	**(9.6)**	**2,144.6**	**1,979.8**	**8.3**

* Suzano Petroquimica Stake

** Pro forma consolidation, taking into consideration for all analyzed periods a 100% stake in Polibrasil, 34.99% in Politeno, 20.12% in Petrolfex and 33.33% in Riopol.

- **Riopol:** In the year, Riopol's COGS, from pre marketing activities, was R$ 94.3 million, 29.3% lower than in 2004, as a result of the drop in sales volume within the pre marketing program.
- **Politeno:** Politeno's COGS in the quarter was R$ 227.2 million, recording a 6.6% increase in comparison to the same period of 2004, consequence of the 4.7% drop in sales volume between the quarters, showing the effect of the ethylene cost increase during the period, calculated by *margin share* between 1st and 2nd generation units. In the year, Politeno's COGS was R$ 950.3 million, 9.7% lower then in the previous year as a result of lower sales volume and higher ethylene price.
- **Petroflex:** Petroflex's COGS in the quarter was R$ 286.6 million, 4.7% below the same period of the previous year due to lower sales volume, its reduction effect in sales cost was partially neutralized by higher raw material costs. In the year, Petroflex's COGS was R$ 1,089.2 million, 4.4% higher than in 2004 also as a result of the increase in raw material prices, which overlapped the 11.4% drop in sales volume. In the year, butadiene and styrene average costs in US dollar increased by 41.2% and 22.8%, respectively.

Operating Expenses

Consolidated selling, general and administrative expenses and other operating expenses (together, "operating expenses") totaled R$ 61.8 million in the quarter, a 10.5% drop in comparison to the same period of 2004. In the year, operating expenses amounted to R$ 225.4 million, 10.9% above the recorded in the previous year.

- **Riopol:** Riopol's operating expenses reached R$ 199 thousand in the quarter, a 96.5% drop in comparison to the same period of 2004, as a result of lower sales volume. In the year, Riopol's operating expenses totaled R$ 11.1 million, 16.7% below 2004, due to the decrease effect from pre marketing activities.
- **Politeno:** Politeno's operating expenses reached R$ 31.3 million in the quarter, down by 24.0% operating expenses recorded in 4Q04. In the year, operating expenses reached R$



2005 Results
SUZANO
PETROQUÍMICA

116.5 million, 8.3% above 2004, mainly due to selling expenses per ton approximately 10% higher than in the previous year.

- **Petroflex:** Petroflex's operating expenses reached R$ 25.0 million in the quarter, 12.7% below the same period of the previous year, mostly due to lower sales volume. In 2005, Petroflex's operating expenses totaled R$ 112.9 million, 28.4% above 2004, mainly as a result of higher logistic costs, also evidenced by the 12.2% increase in exports during 2005 and domestic freight costs.

EBITDA



17.2%
14.7%
15.9%
18.1%
14.1%
7.1%
8.2%
7.9%
82.3
92.3
110.3
129.6
84.7
46.3
56.5
45.3
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
EBITDA EBITDA margin

Suzano Petroquímica Consolidated EBITDA reached R$ 45.3 million in the quarter, recording a 65.1% drop in comparison to 4Q04, due to a decrease in the joint controlled companies' EBITDA between the periods. In comparison to 4Q05, pro forma consolidated EBITDA recorded a 19.9% drop, mainly due to the 24.7% drop in the Parent Company's EBITDA in comparison to the previous period. Consolidated EBITDA margin in the quarter was 9.2%, 7.3 b.p. below the same period of 2004.



16.5%
9.2%
414.4
232.8
2004
2005
EBITDA margin

2005 EBITDA was R$ 232.8 million, with a 9.2% margin.

EBITDA R$ million	4Q05	4Q04	Var. %	2005	2004	Var. %
Suzano Petroquímica Parent Company	**33.3**	**107.0**	**(68.8)**	**156.5**	**320.3**	**(51.1)**
Politeno	23.0	40.1	(42.5)	123.4	170.1	(27.5)
Petroflex	22.0	56.8	(61.3)	180.9	181.9	(0.6)
Riopol	0.8	(1.3)	-	(5.8)	3.0	-
Suzano Petroquímica Consolidated*	**45.2**	**129.6**	**(65.1)**	**232.8**	**414.5**	**(43.8)**

* Pro forma consolidation, taking into consideration for all analyzed periods a 100% stake in Polibrasil, 34.99% in Politeno, 20.12% in Petrolfex and 33.33% in Riopol.

- **Riopol:** The EBITDA calculated for Riopol is not an adequate parameter for analysis as it only reflects the pre marketing activity, which consists in the resale of third party products.

- **Politeno:** Politeno recorded a 42.5% drop in the quarter's EBITDA, versus 4Q04, due to the strong decrease in operating margins. The Company's accumulated EBITDA in 2005 amounted to R$ 123.3 million. Politeno's EBITDA margin was 8.3% in the quarter and 10.5% in the year

- **Petroflex:** Petroflex recorded a 61.3% drop in the quarter's EBITDA, versus 4Q04, due to higher raw material costs in addition to lower sales volume. However, 2005 EBITDA was very in line with 2004, with a 13.2% EBITDA margin.


SUZANO
PETROQUÍMICA
2005 Results

Financial Result and Debt

The Company's consolidated net financial result in the year was negative R$ 52.7 million, mostly as a consequence of the Parent Company's financial result, previously discussed.

Consolidated net debt as of December 31, 2005 reached R$ 1,586.8 million, reflecting the Company's new debt position generated by Polibrasil's acquisition by Suzano Petroquímica. 89.2% of the total indebtedness has a long term maturity (after IFC).


6.82
1.79
2004
2005

Net Debt / EBITDA

As from the pro forma consolidated financial statements, the Net Debt / EBITDA ratio was 6.82 by the end of 2005, versus a 1.79 ratio recorded by the end of 2004. This ratio, besides reflecting the Parent Company's happening (debt increase and cash generation decrease as per the previously mentioned factors), regarding consolidated indebtedness it is also compound Riopol's indebtedness disregarding cash generation return, as it is still under pre operating stage.

Income/Loss for the Period

The Company recorded a consolidated net loss of R$ 33.3 million, as a result of the period's financial result due to the new funding accomplished. In the year, Suzano Petroquímica's net income was R$ 15.2 million, 86.0% below the net income recorded in 2004.

Attachments

1. Pro Forma Balance Sheet – Assets – Parent Company and Consolidated
2. Pro Forma Balance Sheet – Liabilities – Parent Company and Consolidated
3. Pro Forma Financial Statements – Parent Company and Consolidated


SUZANO
PETROQUÍMICA
2005 Results

Attachment I – Pro Forma Balance Sheet

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	12/31/2005	12/31/2004
Cash and cash equivalents	183,495	35,920
Other current assets	442,788	356,147
Long-term assets	127,240	52,239
Other permanent assets	1,213,889	764,487
Property, plant and equipment	473,718	611,750
Total Assets	**2,441,130**	**1,820,543**
Suppliers	130,837	20,348
Short-term loans	487,701	165,973
Other short-term liabilities	101,736	105,067
Long-term loans	687,895	220,459
Other long-term liabilities	41,541	47,699
Future Periods Results	24,866	21,742
Minority interest	-	283,593
Shareholders' equity	966,554	955,662
Total liabilities	**2,441,130**	**1,820,543**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	12/31/2005	12/31/2004
Cash and cash equivalents	215,729	171,903
Other current assets	664,034	545,708
Long-term assets	236,196	151,979
Other permanent assets	731,703	211,171
Property, plant and equipment	1,443,495	1,492,084
Total Assets	**3,291,157**	**2,572,845**
Suppliers	207,755	68,313
Short-term loans	591,269	208,234
Other short-term liabilities	145,687	148,914
Long-term loans	1,211,261	704,824
Other long-term liabilities	121,841	158,373
Future Periods Results	45,318	42,193
Minority interest	1,472	286,332
Shareholders' equity	966,554	955,662
Total Liabilities	**3,291,157**	**2,572,845**


SUZANO
PETROQUÍMICA
2005 Results

Attachment II – Pro Forma Financial Statements Parent Company

Suzano Petroquímica - Parent Company
Income Statement - Pro forma

R$ thousand

	4Q05	4Q04	Var. %	2005	2004	Var. %
Gross Revenues	533,597	695,246	-23%	2,361,875	2,370,878	-0.4%
Gross Revenues Deductions	(123,403)	(161,833)	-24%	(559,331)	(558,469)	0.2%
Net Revenues	**409,994**	**533,413**	**-23%**	**1,802,544**	**1,812,409**	**-1%**
Cost of Goods Sold	(349,554)	(398,617)	-12%	(1,561,537)	(1,422,393)	10%
Gross Income	60,440	134,796	-55%	241,007	390,016	-38%
Selling Expenses	(37,301)	(33,919)	10%	(130,623)	(117,822)	11%
General and Administrative Expenses	(13,684)	(14,468)	-5%	(54,050)	(48,527)	11%
Other Net Operating Revenue (Expenses)	5,930	3,192	86%	28,967	25,778	12%
Activity Result	**15,385**	**89,601**	**-83%**	**85,301**	**249,445**	**-66%**
Activity Margin	*3.8%*	*16.8%*		*4.7%*	*13.8%*	
Net Financial Revenues (Expenses)	(69,893)	6,973	-1102%	(52,723)	(30,296)	74%
Financial Revenues	4,244	3,912	8%	19,467	11,490	69%
Financial Expenses	(74,137)	3,061	n.m.	(72,190)	(41,786)	73%
Equity Results	4,693	9,640		42,156	61,812	
Goodwill Amortization	(13,936)	(1,089)	1180%	(20,692)	(4,358)	375%
Net non-Operating Revenues (Expenses)	(277)	(11,553)	-98%	(25,970)	(23,893)	9%
Income Before Income Tax and Social Contributi	**(64,028)**	**93,572**	**n.m.**	**28,072**	**252,710**	**-89%**
Income Tax and Social Contribution	30,883	(30,217)	n.m.	4,132	(72,975)	-106%
Minority Interest	179	(31,213)	n.m.	(16,960)	(70,671)	-76%
Net Income/Loss for the Year	**(32,966)**	**32,142**	**-203%**	**15,244**	**109,064**	**-86%**
Number of shares	33,336	106,981	-69%	156,488	320,262	-51%
Income (loss) per Share	*8.1%*	*20.1%*		*8.7%*	*17.7%*	


SUZANO
PETROQUÍMICA
2005 Results

Attachment III – Pro Forma Financial Statements Consolidated

Suzano Petroquímica - Consolidated Income Statement - Pro forma

R$ thousand

	4Q05	4Q04	Var. %	2005	2004	Var. %
Gross Revenues	733,778	955,630	-23%	3,254,888	3,260,050	0%
Gross Revenues Deductions	(160,424)	(237,890)	-33%	(734,329)	(743,729)	-1%
Net Revenues	**573,354**	**717,740**	**-20%**	**2,520,559**	**2,516,321**	**0%**
Cost of Goods Sold	(487,054)	(538,988)	-10%	(2,144,595)	(1,979,825)	8%
Gross Income	**86,300**	**178,752**	**-52%**	**375,964**	**536,496**	**-30%**
Gross Margin	*15.1%*	*24.9%*		*14.9%*	*21.3%*	
Selling Expenses	(48,437)	(46,730)	4%	(176,300)	(157,115)	12%
General and Administrative Expenses	(20,006)	(20,880)	-4%	(76,712)	(68,978)	11%
Other Net Operating Revenue (Expenses)	6,660	(1,452)	-559%	27,659	22,951	21%
Activity Result	**24,517**	**109,690**	**-78%**	**150,611**	**333,354**	**-55%**
Net Financial Revenues (Expenses)	(73,404)	(1,126)	n.m.	(68,114)	(42,781)	8%
Financial Revenues	9,345	3,777	147%	21,497	20,672	-57%
Financial Expenses	(82,749)	(4,903)	1588%	(89,611)	(63,453)	41%
Equity Results	-	-		-	-	
Goodwill amortization	(13,936)	(1,089)	1180%	(20,692)	(4,358)	375%
Net non-Operating Revenues (Expenses)	(258)	(11,584)	-98%	(26,272)	(23,773)	11%
Income Before Income Tax and Social Contributi	**(63,081)**	**95,891**	**-166%**	**35,533**	**262,442**	**-86%**
Income Tax and Social Contribution	29,838	(32,361)	-192%	(3,282)	(82,809)	-96%
Monirity Interest	(91)	(31,388)	-100%	(17,007)	(70,569)	-76%
Net Income/Loss for the Year	**(33,334)**	**32,142**	**-204%**	**15,244**	**109,064**	**-86%**
EBITDA	45,270	129,566	-65%	232,821	414,463	-44%
EBITDA Margin	*7.9%*	*18.1%*		*6.5%*	*6.5%*	

Braskem

PUBLIC COMPANY
CNPJ Nr. 42.150.391/0001-70

SUZANO
PETROQUÍMICA

PUBLIC COMPANY
CNPJ Nr. 04.705.090/0001-77

POLITENO INDÚSTRIA E COMÉRCIO S.A.
PUBLIC COMPANY
CNPJ N° 13.603.683/0001-13

RELEVANT FACT

Braskem S.A. ("Braskem"), Suzano Petroquímica S.A. ("Suzano Petroquímica") and Politeno Indústria e Comércio S.A. ("Politeno"), pursuant to CVM Instruction No. 358/02, hereby inform its shareholders and the market that, Braskem, as purchaser and Suzano Petroquímica, through its subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), together with Sumitomo Chemical Company, Limited and Itochu Corporation ("Japanese Group"), as sellers, and having Politeno as intervening party, entered on this date, into an agreement for purchase by Braskem, of all the shares owned by SPQ and Japanese Group in the total share capital of Politeno.

Upon the closing of this transaction, Braskem, which already owned 35.0% of the total voting share capital and 33.4% of the total share capital of Politeno, will now own 100% of the voting share capital and 96.2% of the total share capital of Politeno, a company with a production capacity of 360,000 tons of polyethylene per year, located at the Petrochemical Pole of Camaçari, State of Bahia, and owner of equities interest at other companies.

The initial amount to be paid by Braskem to SPQ and to Japanese Group was calculated based on a down payment in Reais equivalent to US$ 111,275,800.00, of which US$ 60,629,210.00 is to be paid to SPQ and US$ 50,646,590.00 to Japanese Group. The final value of the sale will be calculated pursuant to a formula that will measure the performance of Politeno during the 18-month period after the sale. The use of such price formula will ensure that the interest of all parties is aligned and that the final price for the shares is fair.

The conclusion of this transaction represents another step into the straightness of the Brazilian petrochemical sector, creating conditions that will allow the growth and the increase in competitiveness of the sector in the country, including through expansions and new investments. At the same time, it confirms Braskem's and Suzano Petroquímica's beliefs in the positive performance of the petrochemical sector and their willingness to actively participate of the sector's consolidation.

This transaction has already been approved by the Board of Directors of Braskem, Suzano Petroquímica and Japanese Group.

Suzano Petroquímica also informs that through its subsidiary Polipropileno Participações S.A., it negotiated with Odebrecht S.A. the exchange of 75,669,544 shares of the share capital of Nordeste Química S.A.- Norquisa, owned by it, representing 8.9% of the company's voting share capital and 10.9% of its total share capital, by 2,129,324 class A preferred shares of the total share capital of Braskem, owned by Odebrecht S.A., representing 0.6% of the total share capital of Braskem.

São Paulo, April 4, 2006.

Paul Altit
Investor Relations Director
Braskem S.A.

João Pinheiro Nogueira Batista
Investor Relations Director
Suzano Petroquímica S.A.


SUZANO
PETROQUÍMICA

Riopol assumes the control of its industrial facilities' operation

São Paulo, March 31, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controller shareholder in relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., publicly announces that Riopol assumed today the control of its industrial facilities' operation.

As foreseen at Riopol's EPC (Engineering, Procurement and Construction) contract, the company would receive the industrial complex, from the EPC contractor, only after the accomplishment of a long period of performance and reliability tests, carried out by Riopol's operational team under the coordination of the EPC contractor and the technology licensors, in order to assure the achievement of the contractual performance levels at the industrial facilities. These tests were concluded last week and received all necessary approvals.

Today the custody and responsibility for the operation of the industrial complex was transferred from the EPC contractor to Riopol's team, fulfilling an important step that allows Riopol to have full control of the operation of its industrial facilities.

Therefore, as from today, Riopol will leave its pre-operating phase and will have its results booked at Suzano Petroquímca's consolidated results, proportionally to the Company's stake in Riopol.

São Paulo, March 31, 2006.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations department:
www.suzanopetroquímica.com.br *Tel: + 55 11 3345*-5827 / 5856 / 5886

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice.


SUZANO
PETROQUÍMICA

Suzano Petroquímica clarifies the criteria used for the calculation of its financial leverage ratios

São Paulo, March 29, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comércio S.A., publicly announces the correct criteria for the calculation of the Company's financial leverage ratios.

During the 2005 financial results release, on March 14, 2006, the Company posted the financial leverage ratio based on the "Net Debt/EBITDA" criteria, in a *pro forma* basis, for the Parent Company and the Consolidated figures. The ratios disclosed at that time, of 6.34 for the Parent Company and of 6.82 for the Consolidated, did not include two important effects:

(1) The Parent Company's cash generation capability includes, in addition to the EBITDA generated by its own polypropylene business activities, dividends received from the joint controlled companies, once, besides its own operations, the Company has relevant stakes in players in the petrochemical sector, in which it made relevant investments in the past that are remunerated by such dividends; and

(2) For the calculation of the Parent Company's net debt, only the resources denominated as "Cash & Cash Equivalents" were considered as cash, not including marketable securities existing in the current assets.

Therefore, the Net Debt/EBITDA ratio for the Parent Company and Consolidated, updated by these two effects, changes as shown at the following charts:


Net Debt / (EBITDA+Dividends)
Suzano Petroquímica Parent Company Pro Forma
1.09
6.34
0.97
4.67
2004 previous
2005 previous
2004 reviewed
2005 reviewed


Net Debt / EBITDA
Suzano Petroquímica Consolidated Pro Forma
1.79
6.82
1.79
6.67
2004 previous
2005 previous
2004 reviewed
2005 reviewed

São Paulo, March 29, 2006.

João Pinheiro Nogueira Batista
Chief Finance and Investor Relations Officer

For more information, please contact the Investor Relations Department:
www.suzanopetroquímica.com.br *Tel: + 55 11 3345-5827 / 5856 / 5886*


SUZANO
PETROQUÍMICA

Pactual has been acting as market maker of Suzano Petroquímica's preferred shares

São Paulo, March 2, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., informs that since yesterday Pactual Corretora de Títulos e Valores Mobiliários has been acting as market maker of its preferred shares.

Through a release issued on February 15, 2006, Suzano Holding, Suzano Petroquímica's controlling shareholder, informed its new strategy for hiring market makers for the companies of the group, introducing the principle of rotation among players with acknowledged proficiency and capability, specialized in this activity, aiming at generating a competitive environment and a comparable performance basis.

Within this context, as the contract that Suzano Petroquímica had with Ágora Senior expired last February 28, since yesterday Pactual Corretora has been acting as market maker of the preferred shares issued by Suzano Petroquímica.

São Paulo, March 2, 2006.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:
www.suzanopetroquimica.com.br
Phones: 55 11 3345-5827 / 3345-5856 / 3345-5886

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice.

CORPORATE EVENTS CALENDAR

Company Name	**SUZANO PETROQUÍMICA S.A.**
Central Office Address	**Av. Brigadeiro Faria Lima, 1355/ 9° andar – Pinheiros 01452-919 São Paulo, SP**
Internet Site	**www.suzanopetroquimica.com.br**
Investor Relations Officer	**Name: João Nogueira Batista**
	E-mail: joaonbatista@suzano.com.br
	Telephone: (11) 3037 9500
	Fax: (11) 3813 5563
Investor Relations Manager	**Nome: Andréa Cristina Pereira e Silva**
	E-mail: andreas@suzano.com.br
	Telephone: (11) 3345-5886
	Fax: (11) 3345-5865
Publications (and locality) in which its corporate documents are published	**Valor Econômico e Diário Oficial do Estado de São Paulo**

The Company is submitted to the arbitration of the Market Arbitration Chamber, according to the Company's By-laws Clause of Commitment.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2005	
Event	**Date**
Accessible to Shareholders	03.14.2006
Publication	03.14.2006
Submission to BOVESPA	03.14.2006

Standardized Financial Statement (DFP), as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	03.14.2006

Annual Financial Statement and Consolidated Financial Statement, when applicable, according to international standards, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	03.14.2006

Remuneration in cash on the results as of the period ended at 12/31/06					
Remuneration	**Event - Date**	**Amount(R$)**	**Value (R$/share)**		**Date of Payment**
			Ordinary	**Preferred**	
Dividends	General and Extraordinary Shareholders' Meetings (19/04/2006)	4,352,551.30	0.0192	0.0192	05.09.2006

Annual Financial Statements – IAN, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	05.19.2006

Quarterly Financial Statements – ITR	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	05.10.2006
Referring to 2nd quarter	08.09.2006
Referring to 3rd quarter	11.08.2006

Quarterly Financial Statements – ITR in english or according to international standards	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	05.10.2006
Referring to 2nd quarter	08.09.2006
Referring to 3rd quarter	11.08.2006

Ordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.03.2006
Ordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.19.2006

Extraordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA , acompanhado da proposta da administração, quando houver	04.03.2006
Extraordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	04.19.2006

Public Meetings with Analysts	
Event	**Date**
APIMEC – SP – Hotel Intercontinental – 18h00 Brasilia Time	03.15.2006
APIMEC – RJ – Hotel Lé Meridien – 12h30 Brasilia Time	03.17.2006

Conference Calls	
Event	**Date**
2005 Earnings Result Conference Call Through website or the phone number +1 973 582 2757	03.16.2006

Board of Directors Meeting	
Event	**Date**
Board of Directors Meeting – 2005 Earnings Results	03.14.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.14.2006

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY

RELEASE

São Paulo/Rio de Janeiro, January 18, 2006. Suzano Petroquímica S.A. ("Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controller of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., announces that, according to article 12 of CVM Instruction no. 358, dated January 3, 2002:

The Company's controlling shareholders acquired, as a result of a merger, in December 28, 2005, through Bizma Investment LLC, a company constituted under the laws of the State of Delaware, located at 1209, Orange Street, Wilmington, DE 19801, New Castle County, Delaware, USA, the stake of the Company held by IGF Fund Cayman, representing a total of 7,063,000 preferred shares, or 5.46% of the preferred capital. The price used as a reference for this operation was R$ 4.75 per share. In 01/17/2006, CVM authorized the transfer of the capital of the non-resident investor to the Country.

As a result of such acquisition, the controlling shareholders of the Company and its directly and indirectly related parties became owners of 172,982,588 shares - of which 97,375,446 ordinary shares and 75,607,142 preferred shares - against 165,919,588 shares, - of which 97,375,446 ordinary shares and 68,544,142 preferred shares - owned before the operation. The Company's free float went from 26.77% to 23.67%. There are no debt instruments that can be converted into shares issued by the Company.

Such acquisition reinforces the Company's strategy of strengthening its participation in the capital markets, making it easier to implement, in the future, measures aiming at increasing the effective free float, the liquidity and the negotiability of the shares.

São Paulo, January 18, 2006

João Pinheiro Nogueira Batista

CFO and Investor Relations Officer

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY

RELEASE

São Paulo/Rio de Janeiro, January 18, 2006. Suzano Petroquímica S.A. ("Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controller of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., announces that, according to article 12 of CVM Instruction no. 358, dated January 3, 2002:

The Company's controlling shareholders acquired, as a result of a merger, in December 28, 2005, through Bizma Investment LLC, a company constituted under the laws of the State of Delaware, located at 1209, Orange Street, Wilmington, DE 19801, New Castle County, Delaware, USA, the stake of the Company held by IGF Fund Cayman, representing a total of 7,063,000 preferred shares, or 5.46% of the preferred capital. The price used as a reference for this operation was R$ 4.75 per share. In 01/17/2006, CVM authorized the transfer of the capital of the non-resident investor to the Country.

As a result of such acquisition, the controlling shareholders of the Company and its directly and indirectly related parties became owners of 172,982,588 shares - of which 97,375,446 ordinary shares and 75,607,142 preferred shares - against 165,919,588 shares, - of which 97,375,446 ordinary shares and 68,544,142 preferred shares - owned before the operation. The Company's free float went from 26.77% to 23.67%. There are no debt instruments that can be converted into shares issued by the Company.

Such acquisition reinforces the Company's strategy of strengthening its participation in the capital markets, making it easier to implement, in the future, measures aiming at increasing the effective free float, the liquidity and the negotiability of the shares.

São Paulo, January 18, 2006

João Pinheiro Nogueira Batista

CFO and Investor Relations Officer